Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

09045663

Brambles

2 March 2009

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

R. Gerrard

Robert Gerrard
Group Company Secretary

3/26

{CW 00049014}

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

9 February 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 5,000 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,000 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 February 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,384,926,412	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	9,009,143	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 February 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

11 February 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 10,000 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	10,000 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 February 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,384,936,412	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,999,143	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 February 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

12 February 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 1,528 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.1

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,528
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,528 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 February 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,384,937,940	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,997,615	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.

- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^{+}$securities to be quoted, it has been provided at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 February 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

16 February 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles reports results for the half-year ended 31 December 2008

Attached in accordance with Listing Rule 4.2A is the consolidated financial report for Brambles Limited for the half-year ended 31 December 2008.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{RNG 00048515}

Brambles

Results for announcement to the market

Brambles Limited

ABN 89 118 896 021

Appendix 4D

Consolidated financial report for the half-year ended 31 December 2008

Six months ended 31 December	2008 US$m	2007 US$m	% change (actual fx rates)	% change (constant currency)
Continuing operations before Significant items:				
Sales revenue	**2,073.2**	2,110.2	(2%)	4%
Underlying profit	**469.3**	497.3	(6%)	0%
Profit after tax	**270.5**	293.8	(8%)	(3%)
Basic EPS (US cents)	**19.5**	20.7	(6%)	0%
Statutory results				
Continuing operations after Significant items:				
Sales revenue	**2,073.2**	2,110.2	(2%)	
Operating profit	**337.6**	490.7	(31%)	
Profit before tax	**273.9**	419.8	(35%)	
Profit after tax	**195.3**	291.9	(33%)	
Profit after tax - discontinued operations	**17.5**	1.8		
Profit attributable to members of the parent entity	**212.8**	293.7	(28%)	
Basic EPS (US cents)	**15.4**	20.7	(26%)	
Interim dividend* (Australian cents)	**17.5**	17.0		

* The 2009 interim dividend is 10% franked and its record date is 19 March 2009.

A commentary on these results is set out in Brambles' ASX & Media Release dated 16 February 2009.

Brambles

Consolidated financial report
for the half-year ended 31 December 2008

Index

Consolidated income statement
for the half-year ended 31 December 2008

	Note	First half 2009 US$m	First half 2008 US$m
Continuing operations			
Sales revenue	4	**2,073.2**	2,110.2
Other income	4	**60.2**	80.9
Operating expenses	4	**(1,798.2)**	(1,703.2)
Share of results of joint ventures	12	**2.4**	2.8
Operating profit		**337.6**	490.7
Finance revenue		**4.8**	4.1
Finance costs		**(68.5)**	(75.0)
Net finance costs		**(63.7)**	(70.9)
Profit before tax		**273.9**	419.8
Tax expense		**(78.6)**	(127.9)
Profit from continuing operations		**195.3**	291.9
Profit from discontinued operations	6	**17.5**	1.8
Profit for the period attributable to members of the parent entity		**212.8**	293.7
Earnings per share (cents)	8		
Total			
- Basic		**15.4**	20.7
- Diluted		**15.3**	20.6
Continuing operations			
- Basic		**14.1**	20.6
- Diluted		**14.1**	20.5

The consolidated income statement should be read in conjunction with the accompanying notes.

Non-statutory measure:

Underlying profit

Underlying profit is profit from continuing operations before finance costs, tax and Significant items (refer Note 5). It is presented to assist users of the financial statements to understand Brambles' business results and reconciles with operating profit as follows:

Underlying profit		***469.3***	*497.3*
Significant items:			
- Foreign exchange gain on capital repatriation	5	***29.9***	*-*
- Restructuring costs	5	***(106.9)***	*(6.6)*
- Walmart transition impact	5	***(20.2)***	*-*
- USA pallet quality program costs	5	***(34.5)***	*-*
Operating profit		***337.6***	*490.7*

Brambles

Consolidated balance sheet
as at 31 December 2008

	Note	December 2008 US$m	June 2008 US$m
ASSETS			
Current assets			
Cash and cash equivalents		**113.5**	104.8
Trade and other receivables		**707.2**	829.0
Inventories		**42.4**	45.1
Derivative financial instruments		**3.5**	4.4
Other assets		**57.0**	51.7
Total current assets		**923.6**	1,035.0
Non-current assets			
Other receivables		**8.0**	9.1
Investments		**14.3**	16.9
Property, plant and equipment		**3,343.4**	3,698.9
Goodwill		**580.5**	676.1
Intangible assets		**151.9**	186.9
Deferred tax assets		**4.1**	8.8
Derivative financial instruments		**-**	4.3
Other assets		**2.8**	0.8
Total non-current assets		**4,105.0**	4,601.8
Total assets		**5,028.6**	5,636.8
LIABILITIES			
Current liabilities			
Trade and other payables		**643.6**	850.7
Borrowings		**50.6**	91.5
Derivative financial instruments		**12.5**	6.0
Tax payable		**73.7**	54.9
Provisions		**81.5**	74.2
Total current liabilities		**861.9**	1,077.3
Non-current liabilities			
Borrowings		**2,419.9**	2,439.5
Derivative financial instruments		**14.3**	2.7
Provisions		**50.1**	49.8
Retirement benefit obligations		**18.7**	63.4
Deferred tax liabilities		**394.6**	443.5
Other liabilities		**17.2**	17.1
Total non-current liabilities		**2,914.8**	3,016.0
Total liabilities		**3,776.7**	4,093.3
Net assets		**1,251.9**	1,543.5
EQUITY			
Contributed equity	10	**13,784.3**	13,778.6
Unification reserve		**(15,385.8)**	(15,385.8)
Other reserves		**392.7**	714.3
Retained earnings		**2,460.4**	2,436.1
Parent entity interest		**1,251.6**	1,543.2
Minority interest		**0.3**	0.3
Total equity	11	**1,251.9**	1,543.5

The consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of recognised income and expense
for the half-year ended 31 December 2008

	Note	First half 2009 US$m	First half 2008 US$m
Actuarial gains on defined benefit pension plans		**28.3**	1.8
Exchange differences on translation of foreign operations		**(307.8)**	125.5
Cash flow hedges:			
- Losses taken to equity		**(26.4)**	(5.4)
- Transferred to profit or loss		**3.4**	(1.3)
Income tax:			
- On items taken directly to or transferred directly from equity		**1.2**	2.2
- On items transferred to profit or loss		**(1.3)**	0.4
Net income recognised directly in equity		**(302.6)**	123.2
Profit for the period		**212.8**	293.7
Total recognised income and expense for the period attributable to members of the parent entity	11	**(89.8)**	416.9
Adjustment to opening retained earnings for AASB 117: Leases	11	**-**	(2.5)

The consolidated statement of recognised income and expense should be read in conjunction with the accompanying notes.

Brambles

Consolidated cash flow statement
for the half-year ended 31 December 2008

	Note	First half 2009 US$m	First half 2008 US$m
Cash flows from operating activities			
Receipts from customers		**2,323.2**	2,400.7
Payments to suppliers and employees		**(1,757.5)**	(1,760.5)
Cash generated from operations		**565.7**	640.2
Dividends received from joint ventures and associates		**4.1**	3.5
Interest received		**5.8**	3.9
Interest paid		**(70.5)**	(64.8)
Income taxes paid on operating activities		**(61.8)**	(86.0)
Net cash inflow from operating activities		**443.3**	496.8
Cash flows from investing activities			
Proceeds from disposal of businesses		**0.9**	7.2
Costs incurred on disposal of business		**(5.2)**	-
Acquisition of subsidiaries, net of cash acquired		**(0.1)**	(0.6)
Purchases of property, plant and equipment		**(400.1)**	(451.8)
Proceeds from sale of property, plant and equipment		**41.2**	65.1
Purchases of intangible assets		**(11.8)**	(7.5)
Net cash outflow from investing activities		**(375.1)**	(387.6)
Cash flows from financing activities			
Proceeds from borrowings		**758.2**	356.4
Repayments of borrowings		**(553.2)**	(221.3)
Net (outflow)/inflow from hedge borrowings		**(17.7)**	51.7
Proceeds from issue of ordinary shares		**0.8**	36.4
Buy-back of ordinary shares		**-**	(111.1)
Dividends paid to Brambles' shareholders	9	**(163.2)**	(221.4)
Net cash inflow/(outflow) from financing activities		**24.9**	(109.3)
Net increase/(decrease) in cash and cash equivalents		**93.1**	(0.1)
Cash and deposits, net of overdrafts, at beginning of the period		**68.1**	126.9
Effect of exchange rate changes		**(60.1)**	1.3
Cash and deposits, net of overdrafts, at end of the period		**101.1**	128.1

The consolidated cash flow statement should be read in conjunction with the accompanying notes.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2008

Note 1. Basis of preparation

These financial statements present the consolidated results of Brambles Limited (ACN 118 896 021) and its subsidiaries (Brambles or the Group) for the half-year ended 31 December 2008.

These consolidated financial statements, which have been prepared in accordance with AASB 134: Interim Financial Reporting, are a general purpose financial report.

The interim consolidated financial statements comply with International Financial Reporting Standards (IFRS) and have been prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS) and the requirements of the Corporations Act 2001. They comply with applicable accounting standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and the Urgent Issues Group (UIG).

These interim consolidated financial statements do not include all of the notes that would normally be included in an annual financial report. The interim consolidated financial statements should be read in conjunction with the Brambles 2008 Annual Report and any public announcements made by Brambles during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act.

Note 2. Significant accounting policies

The interim consolidated financial statements and all comparatives have been prepared using consistent accounting policies, as set out in the Brambles 2008 Annual Report, except for the disclosure of Significant items and Underlying profit.

a) Significant items and Underlying profit

To assist users of the financial statements in understanding Brambles' business results, Brambles now discloses Significant items as a footnote to its income statement. Previously Brambles presented Special items in a separate column in its income statement.

Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and:

- outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or
- part of the ordinary activities of the business but unusual due to their size and nature.

Underlying profit has been introduced as a non-statutory profit measure. It is profit from continuing operations before finance costs, tax and Significant items.

Comparative figures have been provided for both Significant items and Underlying profit.

b) Foreign currency

The principal exchange rates affecting Brambles were:

		US$:A$	US$:euro	US$:£
Average	First half 2009	0.7759	1.4180	1.7166
	First half 2008	0.8719	1.4245	2.0358
Period end	31 December 2008	0.6923	1.4074	1.4526
	30 June 2008	0.9629	1.5793	1.9936

c) Rounding of amounts

As Brambles Limited is a company of a kind referred to in ASIC Class Order 98/0100, relevant amounts in the financial statements and Directors' Report have been rounded to the nearest hundred thousand US dollars or, in certain cases, to the nearest thousand US dollars.

References to 2009 and 2008 are to the financial years ending on 30 June 2009 and 30 June 2008 respectively.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2008 - *continued*

Note 3. Business segment analysis

Brambles' continuing business segments are CHEP (pallet and container pooling) and Recall (information management). Discontinued operations primarily comprise the Cleanaway businesses (waste management), which were divested in 2006 and 2007.

Intersegment revenue during the period was immaterial.

	Total income		**Sales revenue**	
	First half 2009 US$m	First half 2008 US$m	**First half 2009 US$m**	First half 2008 US$m
By business segment				
CHEP Americas	**836.2**	839.3	**792.5**	776.4
CHEP EMEA	**773.7**	804.1	**761.0**	790.8
CHEP Asia-Pacific	**170.4**	189.4	**166.6**	185.3
Total CHEP	**1,780.3**	1,832.8	**1,720.1**	1,752.5
Recall	**353.1**	358.3	**353.1**	357.7
Total - continuing operations	**2,133.4**	2,191.1	**2,073.2**	2,110.2
By geographic origin				
Americas	**997.7**	997.4	**953.7**	934.2
Europe	**816.7**	844.5	**807.1**	834.5
Australia/New Zealand	**247.4**	277.4	**243.6**	273.2
Rest of World	**71.6**	71.8	**68.8**	68.3
Total - continuing operations	**2,133.4**	2,191.1	**2,073.2**	2,110.2

	Operating profit [1]		**Significant items before tax [2]**		**Underlying profit [2]**	
	First half 2009 US$m	First half 2008 US$m	**First half 2009 US$m**	First half 2008 US$m	**First half 2009 US$m**	First half 2008 US$m
By business segment						
CHEP Americas	**79.6**	227.7	**(153.7)**	-	**233.3**	227.7
CHEP EMEA	**166.2**	189.8	**(4.7)**	-	**170.9**	189.8
CHEP Asia-Pacific	**28.4**	45.6	**(0.5)**	-	**28.9**	45.6
Total CHEP	**274.2**	463.1	**(158.9)**	-	**433.1**	463.1
Recall	**49.5**	52.2	**(1.0)**	-	**50.5**	52.2
Brambles HQ	**13.9**	(24.6)	**28.2**	(6.6)	**(14.3)**	(18.0)
Continuing operations	**337.6**	490.7	**(131.7)**	(6.6)	**469.3**	497.3
Discontinued operations	**16.3**	2.5	**16.3**	2.5		
Total	**353.9**	493.2	**(115.4)**	(4.1)		

1 Operating profit is segment revenue less segment expense and excludes net finance costs.

2 Underlying profit is profit from continuing operations before finance costs, tax and Significant items. Refer Note 5.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2008 *- continued*

Note 3. Business segment analysis - *continued*

	Capital expenditure (including acquisitions)		Depreciation and amortisation	
	First half 2009 US$m	First half 2008 US$m	**First half 2009 US$m**	First half 2008 US$m
By business segment				
CHEP Americas	**172.0**	174.9	**88.1**	83.9
CHEP EMEA	**126.1**	198.1	**87.1**	93.9
CHEP Asia-Pacific	**62.5**	35.5	**17.8**	20.9
Total CHEP	**360.6**	408.5	**193.0**	198.7
Recall	**24.5**	27.3	**23.5**	23.6
Brambles HQ	**2.0**	0.1	**0.1**	0.3
Total - continuing operations	**387.1**	435.9	**216.6**	222.6
By geographic origin				
Americas	**184.7**	187.9		
Europe	**115.4**	187.4		
Australia/New Zealand	**53.1**	31.0		
Rest of World	**33.9**	29.6		
Total - continuing operations	**387.1**	435.9		

	Segment assets		Segment liabilities	
	December 2008 US$m	June 2008 US$m	**December 2008 US$m**	June 2008 US$m
By business segment				
CHEP Americas	**1,754.4**	1,838.6	**291.0**	270.8
CHEP EMEA	**1,756.6**	2,051.9	**283.9**	402.2
CHEP Asia-Pacific	**376.7**	449.5	**61.4**	94.4
Total CHEP	**3,887.7**	4,340.0	**636.3**	767.4
Recall	**957.4**	1,129.8	**121.3**	179.7
Brambles HQ	**26.6**	18.5	**80.3**	116.8
Continuing operations segment assets and liabilities	**4,871.7**	5,488.3	**837.9**	1,063.9
Cash and borrowings	**113.5**	104.8	**2,470.5**	2,531.0
Current tax balances	**25.0**	18.0	**73.7**	54.9
Deferred tax balances	**4.1**	8.8	**394.6**	443.5
Equity-accounted investments	**14.3**	16.9	**-**	-
Total assets and liabilities	**5,028.6**	5,636.8	**3,776.7**	4,093.3
Segment assets by geographic origin				
Americas	**2,207.7**	2,329.1		
Europe	**1,917.4**	2,275.7		
Australia/New Zealand	**548.6**	700.2		
Rest of World	**198.0**	183.3		
Total	**4,871.7**	5,488.3		

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2008 - *continued*

Note 4. Profit from ordinary activities - continuing operations

	First half 2009 US$m	First half 2008 US$m
a) Revenue and other income - continuing operations		
Sales revenue	**2,073.2**	2,110.2
Net gains on disposals of property, plant and equipment	**5.4**	16.6
Other operating income	**54.8**	64.3
Other income	**60.2**	80.9
Total income	**2,133.4**	2,191.1
b) Operating expenses - continuing operations		
Employment costs	**390.3**	386.3
Service suppliers:		
- Transport	**400.6**	377.1
- Repairs and maintenance	**168.4**	136.8
- Subcontractors and other service suppliers	**241.7**	243.7
Raw materials and consumables	**87.4**	93.9
Occupancy	**129.1**	102.9
Depreciation of property, plant and equipment [1]	**199.5**	201.0
Impairment of pooling equipment (refer Note 5)	**33.6**	-
Irrecoverable pooling equipment provision expense	**36.5**	44.7
Amortisation:		
- Software [2]	**11.7**	17.0
- Acquired intangible assets (other than software)	**3.5**	3.2
- Deferred expenditure	**1.9**	1.4
Other	**94.0**	95.2
	1,798.2	1,703.2

1 During first half 2009, a residual value was applied to plastic pooling equipment within certain CHEP business units to ensure uniform treatment of regrind proceeds throughout CHEP. The effect in the current period was a decrease in depreciation expense of US$5.5 million.

2 During first half 2009, the estimated useful life of certain customised software in the CHEP business was revised from seven years to ten years to reflect the extended utilisation of the software. The effect in the current period was a decrease in amortisation expense of US$6.1 million.

c) Net foreign exchange gains and losses - continuing operations		
Net gains included in operating profit [3]	**28.4**	-
Net gains/(losses) included in net finance costs	**0.2**	(7.6)
	28.6	(7.6)

3 Includes a US$29.9 million foreign exchange gain on a capital repatriation from an overseas subsidiary. Refer Note 5 for further details.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2008 *- continued*

Note 5. Significant items - continuing operations

Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and:

- outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or
- part of the ordinary activities of the business but unusual due to their size and nature.

Significant items are disclosed to assist users of the financial statements to understand Brambles' business results.

		First half 2009 US$m	
	Before tax	**Tax**	**After tax**
Items outside the ordinary course of business			
- Restructuring costs [1]	**(106.9)**	**40.9**	**(66.0)**
- Reset of tax cost bases on Unification [2]	**-**	**(5.7)**	**(5.7)**
- Foreign exchange gain on capital repatriation [3]	**29.9**	**-**	**29.9**
Items within ordinary activities, but unusual due to size and nature			
- Walmart transition impact [4]	**(20.2)**	**7.8**	**(12.4)**
- USA pallet quality program costs [5]	**(34.5)**	**13.5**	**(21.0)**
Significant items from continuing operations	**(131.7)**	**56.5**	**(75.2)**

		First half 2008 US$m	
	Before tax	Tax	After tax
Items outside the ordinary course of business			
- Restructuring and Unification costs [6]	(2.2)	4.5	2.3
- Adviser costs – share register activity [7]	(4.4)	0.2	(4.2)
Significant items from continuing operations	(6.6)	4.7	(1.9)

1 On 16 February 2009, Brambles announced a restructure of its operations, estimated to cost US$159–US$169 million before tax, as a response to the effects of the global economic crisis on its businesses. An impairment charge of US$33.6 million, a US$61.6 million charge for storage and scrapping costs and US$3.8 million depreciation expense have been booked in first half 2009 against surplus pallets within the CHEP USA pool. Redundancy and plant closure costs estimated to cost US$60–US$70 million will be incurred in various countries, of which US$7.9 million was booked in first half 2009.

2 In second half 2008, following receipt of a private ruling from the Australian Taxation Office, a tax benefit of US$31.6 million was recognised on the reset of Australian tax cost bases as a result of Unification. A net adjustment of US$(5.7) million was made to this and other Unification tax matters in first half 2009.

3 During first half 2009, €250 million capital was repatriated to Australia from an overseas subsidiary. As required by AASB 121: The Effects of Changes in Foreign Exchange Rates, a portion of the accumulated foreign currency translation reserve previously held in relation to the overseas subsidiary was recognised in the income statement, resulting in a US$29.9 million foreign exchange gain.

4 During first half 2009, non-recurring transition costs of US$20.2 million due to loss of white wood revenue and net additional operational costs were incurred within CHEP USA as a result of Walmart's decision to modify management of pallet flows within its network in the USA.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2008 - *continued*

Note 5. Significant items - continuing operations - *continued*

5 In February 2008, Brambles announced a two year program under which CHEP would invest over US$100 million in operational and capital initiatives focused on quality improvement and innovation. In first half 2009, additional costs of US$34.5 million were incurred within CHEP USA on the pallet quality program. This program is expected to be completed by December 2009 with total operational and capital spending now estimated at US$160 million.

6 During first half 2008, Brambles incurred further employment-related costs of US$2.2 million in relation to restructuring and Unification. A net tax benefit of US$3.9 million was also recognised in relation to the restructure.

7 As a consequence of the share register activity first disclosed to the Australian Securities Exchange on 8 August 2007, Brambles incurred advisers' fees of US$4.4 million during first half 2008.

Note 6. Discontinued operations

a) Description

There were minor disposals in first half 2009 and first half 2008, with immaterial impact.

b) Income statement and cash flow information - discontinued operations

	First half 2009 US$m	First half 2008 US$m
Total revenue	-	-
Operating expenses	-	-
Profit before tax and Significant items	-	-
Significant items:		
- Gain recognised on completed disposals [1]	**16.3**	2.5
Profit before tax from discontinued operations	**16.3**	2.5
Tax benefit/(expense):		
- On profit before tax and Significant items	-	-
- On Significant items	**1.2**	(0.7)
Total tax benefit/(expense) from discontinued operations	**1.2**	(0.7)
Profit for the period from discontinued operations	**17.5**	1.8
Net cash outflow from operating activities	**(0.5)**	(3.2)
Net cash outflow from investing activities	-	-
Net cash outflow from financing activities	-	-
Net decrease in cash from discontinued operations	**(0.5)**	(3.2)

1 In first half 2009, net favourable provision adjustments of US$16.3 million (first half 2008: US$2.5 million) were recognised in respect of divestments completed in 2007 and prior years which were outside the ordinary course of business.

Note 7. Business combination

There were minor acquisitions in first half 2009 and first half 2008, with immaterial impact.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2008 - *continued*

Note 8. Earnings per share

	First half 2009 US cents	First half 2008 US cents
Earnings per share		
- Basic	**15.4**	20.7
- Diluted	**15.3**	20.6
From continuing operations		
- Basic	**14.1**	20.6
- Diluted	**14.1**	20.5
- Basic, on Underlying profit after finance costs and tax	**19.5**	20.7
From discontinued operations		
- Basic	**1.3**	0.1
- Diluted	**1.2**	0.1

	First half 2009 million	First half 2008 million
a) Weighted average number of shares during the period		
Used in the calculation of basic earnings per share	**1,383.8**	1,417.1
Adjustment for share options and performance share rights	**4.6**	10.6
Used in the calculation of diluted earnings per share	**1,388.4**	1,427.7

Options granted under the employee option plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive.

	First half 2009 US$m	First half 2008 US$m
b) Reconciliation of profits used in EPS calculations		
Statutory profit		
Profit from continuing operations	**195.3**	291.9
Profit from discontinued operations	**17.5**	1.8
Profit used in calculating basic and diluted EPS	**212.8**	293.7
Underlying profit after finance costs and tax		
Underlying profit (Note 3)	**469.3**	497.3
Net finance costs	**(63.7)**	(70.9)
Underlying profit before tax	**405.6**	426.4
Tax expense on Underlying profit	**(135.1)**	(132.6)
Underlying profit after finance costs and tax	**270.5**	293.8
which reconciles to statutory profit:		
Underlying profit after finance costs and tax	**270.5**	293.8
Significant items after tax (Note 5)	**(75.2)**	(1.9)
Profit from continuing operations	**195.3**	291.9

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2008 - *continued*

Note 9. Dividends

a) Dividends paid

	Interim 2008	Final 2008
Dividend per share (in Australian cents)	17.0	17.5
Franked amount at 30% tax (in Australian cents)	1.7	1.75
Cost (in US$ million)	223.4	163.2
Payment date	10 April 2008	9 October 2008

b) Dividend declared after reporting date

	Interim 2009
Dividend per share (in Australian cents)	17.5
Franked amount at 30% tax (in Australian cents)	1.75
Cost (in US$ million)	158.8
Dividend record date	19 March 2009
Payment date	9 April 2009

As this dividend had not been declared at the reporting date, it is not reflected in the financial statements.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2008 - *continued*

Note 10. Issued and quoted securities

	Options	Ordinary securities	
	Number	Number	US$m
At 1 July 2008	10,527,492	1,383,550,886	13,778.6
Issued during the period	3,946,120	1,241,106	5.7
Exercised during the period	(1,309,214)	-	-
Lapsed during the period	(3,627,595)	-	-
At 31 December 2008	9,536,803	1,384,791,992	13,784.3

Note 11. Changes in equity

	First half 2009 US$m	First half 2008 US$m
Total equity at 1 July	1,543.5	1,422.7
Adjustment to opening retained earnings for AASB 117: Leases [1]	-	(2.5)
Total restated equity as at 1 July	1,543.5	1,420.2
Total recognised income and expense for the period	(89.8)	416.9
Share-based payments:		
- Expense recognised during the period	7.2	7.2
- Shares issued	(5.0)	(11.1)
- Tax on expense recognised during the period	(0.8)	2.7
Transactions with equity holders in their capacity as equity holders:		
- Dividends paid	(208.9)	(197.0)
- Issues of ordinary shares, net of transaction costs	5.7	47.6
- Shares purchased on-market and cancelled	-	(99.8)
Total equity at 31 December	1,251.9	1,586.7

[1] During first half 2008, an adjustment was made to amortise fixed rental increase on operating leases on a straight line basis over the life of the lease. The effect of this adjustment was to increase other liabilities by US$4.1 million, increase deferred tax assets by US$1.6 million and decrease opening retained earnings by US$2.5 million.

Notes to and forming part of the consolidated financial statements
for the half-year ended 31 December 2008 - *continued*

Note 12. Equity-accounted investments

a) Joint ventures

Brambles has investments in the following joint ventures, all of which are unlisted jointly controlled entities, which are accounted for using the equity method.

Name (and nature of business)	Place of incorporation	% interest held at reporting date December 2008	December 2007
CISCO - Total Information Management Pte. Limited (Information management)	Singapore	**49%**	49%
General de Archivo Y Deposito, SA [1] (Document management services)	Spain	**100%**	49%
Recall Becker GmbH & Co. KG (Document management services)	Germany	**50%**	50%

1 Effective 2 April 2008, Brambles acquired the remaining 51% interest in General de Archivo Y Deposito, SA (GADSA). From that date, GADSA has been consolidated as a subsidiary within the Recall segment.

b) Share of results of joint ventures - continuing operations	First half 2009 US$m	First half 2008 US$m
Continuing operations		
Profit from ordinary activities before tax	**2.9**	3.3
Tax expense on ordinary activities	**(0.5)**	(0.5)
Profit for the period	**2.4**	2.8

Note 13. Net tangible asset backing	First half 2009 US cents	First half 2008 US cents
Net tangible assets backing based on 1,384.8 million shares (First half 2008: 1,414.2 million shares)	**37.5**	58.6

Net tangible assets backing per share is calculated by dividing total equity attributable to the members of the parent entity, less goodwill and intangible assets, by the number of shares on issue at period end.

Note 14. Contingent liabilities

There have been no material changes in Brambles' contingent liabilities as set out in the 2008 Annual Report.

Note 15. Events after balance sheet date

On 16 February 2009, Brambles announced a restructure of its operations, estimated to cost US$159–US$169 million before tax, as a response to the effects of the global economic crisis on its businesses. Of this amount, US$106.9 million has been expensed in these consolidated financial statements. Refer to Note 5.

Except as outlined in the Directors' Report or elsewhere in these consolidated financial statements, there have been no other events that have occurred subsequent to 31 December 2008 that have had a material impact on Brambles' financial performance or position.

Directors' declaration

In the opinion of the Directors of Brambles Limited:

(a) the financial statements and notes set out on pages 3 to 16 are in accordance with the Australian Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the financial position of Brambles as at 31 December 2008 and of its performance for the half-year ended on that date;

(b) there are reasonable grounds to believe that Brambles Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

S P Johns
Director

M F Ihlein
Chief Executive Officer

16 February 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia

Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

www.pwc.com/au

Independent auditors' review report to the members of Brambles Limited

Report on the half-year financial report

We have reviewed the accompanying half-year financial report of Brambles Limited (the Company), which comprises the balance sheet as at 31 December 2008, and the income statement, statement of recognised income and expense and cash flow statement for the half-year ended on that date, other selected explanatory notes and the Directors' declaration for Brambles. Brambles comprises the Company and the entities it controlled during the half-year.

Directors' responsibility for the half-year financial report

The Directors of the Company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Brambles Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

PRICEWATERHOUSECOOPERS

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by Directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Brambles Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of Brambles' financial position as at 31 December 2008 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001.*

PricewaterhouseCoopers

M G Johnson
Partner

Sydney
16 February 2009

M K Graham
Partner

Sydney
16 February 2009

Brambles

Directors' report

The Directors present the interim results of the consolidated entity consisting of Brambles Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2008 (Brambles).

Names of Directors
The Directors of Brambles Limited in office during the half-year and up to the date of this report are as follows:

G J Kraehe AO (Non-executive Chairman)
M E Doherty (Executive Director, CFO)
A G Froggatt (Non-executive Director)
D P Gosnell (Non-executive Director)
M F Ihlein (Executive Director, CEO)
S P Johns (Non-executive Director)
S C H Kay (Non-executive Director)
C L Mayhew (Non-executive Director)

Review of operations
Group sales revenue was US$2.073 billion, up 4% in constant currency terms (down 2% actual currency) due to new business wins and price/mix gains offsetting decline in core volume due to sharply slowing economic conditions worldwide.

Underlying profit was US$469.3 million, in line with 1H08 in constant currency (down 6% actual currency). Underlying profit after finance costs and tax was US$270.5 million, down 3% in constant currency (down 8% actual currency).

Earnings per share (EPS) on Underlying profit after finance costs and tax were down 6% to 19.5 US cents.

Cash flow from operations was US$220.8 million, down US$44.9 million reflecting strong cash flow in CHEP EMEA driven by both lower capital expenditure and good working capital management, offset by investment in RPCs in Australia and lower cash flow in the USA due to US$54.7 million of Significant items.

Strong balance sheet maintained with prudent level of debt facilities unutilised. Brambles recently renewed US$1 billion of debt facilities for predominantly five year terms.

Significant items total US$131.7 million, before tax:

- Foreign exchange gain of US$29.9 million on repatriation of capital from a foreign subsidiary
- Restructuring costs of US$106.9 million, comprising accelerated scrapping of seven million excess pallets and associated recovery of lumber in USA (US$99.0 million), and rationalisation of facilities and operations (US$7.9 million)
- USA pallet quality program costs of US$34.5 million
- Net transition impact from changed Walmart logistics arrangements in USA of US$20.2 million

After Significant items totalling US$131.7 million before tax, Statutory operating profit was down 31% to US$337.6 million. Profit after tax from continuing operations was down 33% to US$195.3 million.

Business unit performance:

- CHEP Americas sales revenue was US$792.5 million, up 4% in constant currency (up 2% actual currency), mainly due to net new business wins and favourable mix and price in USA, offsetting the impact of core volume decline. Underlying profit was US$233.3 million, up 5% in constant currency (up 2% actual currency) as a result of improved revenues, and overheads held at last year levels despite the absorption of LeanLogistics costs. Significant items of US$153.7 million have, however, impacted Statutory operating profit.
- CHEP Europe, Middle East & Africa (EMEA) sales revenue was US$761.0 million, up 3% in constant currency (down 4% actual currency) mainly due to net new business wins. Favourable price and mix offset the impact of core volume decline, including a significant downturn in automotive. Underlying profit was US$170.9 million, down 3% constant currency (down 10% actual currency) due to higher transport costs (mainly due to pallet relocations), a significant decline in automotive, the costs of implementing a new sales structure in Europe and investment in SAP software in South Africa.

Directors' report - *continued*

- CHEP Asia-Pacific sales revenue was US$166.6 million, up 1% in constant currency (down 10% actual currency). Underlying profit was US$28.9 million, down 25% in constant currency (down 37% actual currency) principally reflecting continued investments in China and India, a significant decline in Australian automotive and service centre implementation costs.
- Recall sales revenue was US$353.1 million, up 4% in constant currency (down 1% actual currency). Underlying profit was US$50.5 million, up 3% in constant currency (down 3% actual currency) due to solid growth across all regions despite decline in Secure Destruction Services revenue from lower paper prices and volumes coupled with successful implementation of turnaround initiatives in North America to improve cost efficiency and promote business excellence.

Principal risks

Because of its secondary listing on the London Stock Exchange, Brambles is required to disclose in its half-yearly report a description of its principal risks and uncertainties for the second half of the financial year.

A description of such risks and uncertainties is set out below:

- Economic cycle – Brambles has operations spread across a diverse range of countries and territories. It is subject to risks related to global economic and business conditions. These may affect, among other things, profitability, demand for Brambles' services and solvency of counterparties.
- Business environment changes – Brambles has operations spread across a diverse range of countries and territories. It is subject to risks related to rapid and sustained changes in the business environment, which may invalidate aspects of its current business models. These changes could include among other factors, fuel prices, lumber supply and the structure of customers' supply chains. These may affect, among other things, profitability and demand for Brambles' services.
- Regulatory compliance – Material changes in the regulatory and legal environments in which Brambles' businesses operate may give rise to the risk of an adverse impact on aspects of its current business models. These may affect, among other things, licences to operate, profitability and a reduced ability to control costs. Material changes in Brambles' ability to comply with the regulatory environment, including competition laws, could give rise to litigation and, in turn, affect reputation, profitability and licences to operate.
- Competition and retention of major customers – Many of the markets in which Brambles operates are served by numerous competitors and are also subject to the threat of new entrants. In addition, the concentration of distributors in certain areas could lead to shifts in bargaining position and intensity of competition. The above risks could have an impact on market structure, market share, revenue, profitability, economies of scale and the value of existing assets.
- Insufficient growth – Brambles is subject to the risk of not selecting the optimal corporate strategy, business model, financial structure or capital allocation, including the pace of expansion into emerging markets. As these are central to the enhancement of the value of shareholders' investment and protection of Brambles' assets, Brambles may be unable to capture the full value of its growth opportunities.
- Innovation – Brambles is subject to the risk of not being able to optimise innovations in its services, products, processes and commercial solutions, including capturing the full value of any innovations that support its growth opportunities. This could have an impact on revenue, profitability, economies of scale and the value of existing assets.
- Operational improvement – Brambles' focus on growth could lead to an inability to capture the full value of operational improvement opportunities. This could result in a reduced ability to control costs or a reduction in control of CHEP's equipment pool.
- Equipment control and quality – The operating and capital costs of CHEP may fluctuate with the effectiveness of the control and quality standards it employs for its equipment pool. Brambles is subject to the risk that it may not optimise these standards, thereby adversely impacting on operating and capital costs.
- People capability – Brambles is subject to the risk of not attracting, developing and retaining high performing individuals, which could result in it not having sufficient quality and quantity of people to meet its growth and business objectives.
- Market communication – Brambles is subject to the risk of mismanaging market expectations, which may lead to a loss of investor confidence in the business and its management

- Systems and technology – Brambles relies on the continuing operation of its information technology and communications systems, including those in CHEP's global data centre. Interruption or failure of these systems could impair Brambles' ability to provide its services effectively. This could damage its reputation and, in turn, have an adverse effect on its ability to attract and retain customers.
- Force majeure – Brambles is subject to the risk of strikes, terrorism, war, fire, flood, earthquakes and other acts of God and other acts outside its control. Whilst Brambles maintains appropriate insurances and fire protection controls, some of these force majeure risks may be uninsurable or exceed the level or scope of Brambles' insurance.
- Security and contract management – Part of Brambles' businesses, particularly in Recall, is the storage and protection of its customers' information from unauthorised access, use, disclosure, destruction, modification or disruption. Any inadequate or undocumented customer contracts could give rise to a potential exposure to customer disputes and legal liability in the event of a service failure, such as loss of customer data. To manage the risk of loss of its customers' information, Brambles maintains appropriate physical and information technology security measures. Nevertheless if there is a service failure, it is possible that claims could exceed the level or scope of Brambles' insurance.
- Safety – Brambles is subject to various operational hazards, including industrial, road traffic or transportation accidents that could potentially result in injury or fatality to employees, contractors or the public. Brambles has adopted a Zero Harm policy to manage its safety risks.
- Reputation – Brambles is subject to the risk that negative publicity, whether true or not, may change stakeholder perceptions of its past actions and future prospects and affect its relationships with regulators, customers, employees, suppliers and shareholders. In turn, this may have an impact on licences to operate, profitability, demand for Brambles' services, employee retention and investor confidence in the business and its management.

Responsibility statement

For the purposes of compliance with the UK Disclosure and Transparency Rules (DTR), the Directors confirm that, to the best of their knowledge, the interim management report (being this Directors' Report) includes a fair review of the information required by DTR 4.2.7 R (an indication of important events that have occurred during the half-year and their impact on the financial statements; and a description of the principal risks and uncertainties for the second half of the financial year). There is no disclosure to make under DTR 4.2.8 R (related parties transactions that have taken place in the half-year and that have materially affected the financial position or the performance of the company during that period; and any changes in the related parties transactions described in the Brambles 2008 Annual Report that could have a material effect on the financial position or performance of the company in the half-year).

Auditors' independence declaration

The auditors' independence declaration, as required under Section 307C of the Corporations Act 2001, is set out on page 23 and forms part of this report.

This report is made in accordance with a resolution of the Directors.

S P Johns
Director

M F Ihlein
Chief Executive Officer

Sydney
16 February 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia

Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

www.pwc.com/au

Auditors' independence declaration

As lead auditor for the review of Brambles Limited for the half-year ended 31 December 2008, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Brambles Limited and the entities it controlled during the period.

M G Johnson
Partner
PricewaterhouseCoopers

Sydney
16 February 2009

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

16 February 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles delivers revenue growth despite challenging conditions

Major initiatives announced to underpin future performance

Attached is a release to the Exchange and media from Brambles Limited on its financial report for the half-year ended 31 December 2008.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{RNG 00048512}

Brambles

16 February 2009 **ASX & Media Release**

Brambles delivers revenue growth despite challenging conditions

Major initiatives announced to underpin future performance

Brambles today reported its interim profit result for the Group for the six months ended 31 December 2008.

Sales revenue from continuing operations was US$2.073 billion, up 4% in constant currency, a good result in challenging global trading conditions. Underlying profit[1] was US$469.3 million, in line with last year in constant currency terms, with Group Underlying profit margin of 23%. After the impact of Significant items of US$131.7 million before tax, Statutory operating profit was down 31% to US$337.6 million[2]. Cash flow from operations was US$220.8 million, down US$44.9 million after allowing for US$54.7 million in Significant items. Brambles' balance sheet continues to be strong with prudent levels of unutilised debt facilities.

The Directors have declared an interim dividend of 17.5 Australian cents per share[3], up 3% on the 2008 interim dividend of 17.0 cents per share and in line with the 2008 final dividend. In addition, a Dividend Reinvestment Plan has been introduced and will commence with the interim dividend at a price discount of 2.5%[4].

The Chief Executive Officer of Brambles, Mike Ihlein said: "Brambles has performed well, delivering good sales revenue growth despite the tough economic conditions and has maintained Underlying profit in line with prior year. The performance demonstrates the strength of the CHEP and Recall business models. It is particularly encouraging that we continue to win new business across all parts of the world.

"Our customer wins and strong new business pipeline provide a solid foundation for the long term health of our business, and will position us well as key customers and economies move out of recession and return to growth. In the meantime we are generating solid operating cash flow and continuing to take active steps to control discretionary costs and capital expenditure to maintain a prudent financial position.

"Brambles is, of course, not immune to the dramatic slowdown in key markets and our results reflect this. Consequently, it is important we take decisive actions now to underpin our future performance. We are, therefore, implementing a number of major initiatives to improve our cost structure and meet our customers' requirements," Mr Ihlein added.

The major initiatives are as follows:

- Accelerated scrapping of seven million pallets in the USA (recovering good usable timber) in order to eliminate excess pallets arising from the rapid and deep economic downturn. This initiative results in a charge in 1H09 of US$99.0 million (before tax) (US$37.4 million non-cash) and will enable CHEP USA to avoid significantly higher operating costs over the next few years.

---

[1] Brambles has introduced 'Underlying profit' as a simplified non-statutory profit measure to replace the use of 'Comparable operating profit', commencing with this interim report. Underlying profit is profit from continuing operations before finance costs, tax and Significant items. Refer to 'Profit result presentation' on page 15 of this announcement for further information.
[2] Underlying profit after finance costs and tax was US$270.5 million, while Statutory profit from continuing operations was US$195.3 million (with the difference being Significant items after tax – refer to Table 2, page 5)
[3] 2009 interim dividend is payable on 9 April 2009, with a record date of 19 March 2009
[4] Refer to page 15 for further details

- Rationalisation of a number of facilities and operations across the globe to ensure an optimal structure to support the business, expected to result in a reduction of approximately 750 people across Brambles over the next 12 months at an estimated total cost of US$60–70 million (before tax) over FY09 and FY10. Annualised savings of US$40–50 million (before tax) are expected once fully implemented.

- Increasing the investment in the two year pallet quality program in CHEP USA by a further US$60 million to a total of US$160 million following positive customer responses. By the time this program concludes in December 2009, Brambles will have undertaken a major review to determine the optimal range of service offerings, pallet platforms, pallet quality, service centre network and cost and pricing structures for CHEP USA for the medium to long term.

Outlook

At the Brambles Annual General Meeting (AGM) in November 2008, the Company provided a trading update noting deterioration in trading conditions and that Comparable operating profit (constant currency) for the 2009 financial year was expected to be in line with the 2008 year, assuming no further deterioration in market conditions.

Since the AGM there has been a further sharp deterioration in trading conditions around the globe impacting our businesses, especially in the USA and Europe. The current challenging and volatile trading environment is expected to continue for some time and this makes it difficult to provide outlook guidance with confidence.

However, Brambles has strong underlying business models in both CHEP and Recall. Continuing business wins and the major initiatives announced today are positioning the Company to manage effectively through these difficult times and underpin the future performance of the business. Importantly, the balance sheet is in good shape and the Company will continue to review market conditions closely and be prepared to respond quickly to any changes in those conditions.

For further information please contact:

Investors & Media:	**Media:**
Michael Roberts Vice President Investor Relations & Corporate Affairs +61 2 9256 5216 +61 418 263 199	David Besier Manager Corporate Affairs +61 2 9256 5204 +61 412 473 330

Brambles is globally headquartered in Australia

Further details for this 2009 interim result are set out in the following pages and in the Appendix 4D.

There will be a management briefing on this result to investment analysts in Sydney at 11.00am on 16 February 2009. The briefing will be webcast on the Brambles website, www.brambles.com. All presentation materials will be posted to the website prior to the presentation. A replay of the webcast including questions and answers will be available shortly after the conclusion of the live presentation.

Copies of the 2009 interim results have also been forwarded to the Financial Services Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility. For further details, please refer to www.fsa.gov.uk.

For further information on Brambles and all company announcements, presentations and webcasts, please visit the company website www.brambles.com.

Overview 1H09 - Continuing operations

- **Group sales revenue** US$2.073 billion, up 4% in constant currency terms (down 2% actual currency) due to new business wins and price/mix gains offsetting decline in core volume due to sharply slowing economic conditions worldwide

- **Underlying profit** US$469.3 million, in line with 1H08 in constant currency (down 6% actual currency). **Underlying profit after finance costs and tax** US$270.5 million, down 3% in constant currency (down 8% actual currency)

- **Earnings per share (EPS)** on Underlying profit after finance costs and tax down 6% to 19.5 US cents.

- **Cash flow from operations** US$220.8 million, down US$44.9 million reflecting strong cash flow in CHEP EMEA driven by both lower capital expenditure and good working capital management, offset by investment in RPCs in Australia and lower cash flow in the USA due to US$54.7 million of Significant items (refer to Table 9, page 13)

- Strong balance sheet with prudent level of debt facilities unutilised. **Recently renewed US$1 billion of debt facilities** for predominantly five year terms

- **Significant items (total US$131.7 million before tax):**
  - **Foreign exchange gain** of US$29.9 million on repatriation of capital from foreign subsidiary
  - **Restructuring costs** of US$106.9 million comprising accelerated scrapping of seven million excess pallets and associated recovery of lumber in USA (US$99.0 million), and rationalisation of facilities and operations (US$7.9 million)
  - **USA pallet quality program costs** of US$34.5 million
  - **Net transition impact from changed Walmart logistics arrangements** in USA US$20.2 million

- After Significant items totalling US$131.7 million before tax, **Statutory operating profit** down 31% to US$337.6 million. **Profit after tax from continuing operations** down 33% to US$195.3 million

Business unit performance:

- **CHEP Americas** sales revenue US$792.5 million, up 4% in constant currency (up 2% actual currency), mainly due to net new business wins and favourable mix and price in USA, offsetting impact of core volume decline. Underlying profit US$233.3 million, up 5% in constant currency (up 2% actual currency) as a result of improved revenues, and overheads held at last year levels despite the absorption of LeanLogistics costs. Significant items of US$153.7 million have, however, impacted Statutory operating profit

- **CHEP Europe, Middle East & Africa (EMEA)** sales revenue US$761.0 million, up 3% in constant currency (down 4% actual currency) mainly due to net new business wins. Favourable price and mix offset the impact of core volume decline, including a significant downturn in automotive. Underlying profit US$170.9 million, down 3% constant currency (down 10% actual currency) due to higher transport costs (mainly due to pallet relocations), a significant decline in automotive, the costs of implementing a new sales structure in Europe and investment in SAP software in South Africa

- **CHEP Asia-Pacific** sales revenue US$166.6 million, up 1% in constant currency (down 10% actual currency). Underlying profit US$28.9 million, down 25% in constant currency (down 37% actual currency) principally reflecting continued investments in China and India, a significant decline in Australian automotive and service centre implementation costs

- **Recall** sales revenue US$353.1 million, up 4% in constant currency (down 1% actual currency). Underlying profit US$50.5 million, up 3% in constant currency (down 3% actual currency) due to solid growth across all regions despite decline in Secure Destruction Services revenue from lower paper prices and volumes coupled with successful implementation of turnaround initiatives in North America to improve cost efficiency and promote business excellence

- **Interim dividend of 17.5 Australian cents per share,** up 3% on last year's interim

- **Dividend Reinvestment Plan** introduced for the 2009 interim dividend at a price discount of 2.5%

Table 1
Sales revenue and Underlying profit

US$ million	1H09 actual	1H09 at prior year fx rates	1H08 actual	% change (actual fx rates)	% change (constant currency)
Sales revenue					
CHEP Americas	792.5	810.4	776.4	2	4
CHEP EMEA	761.0	815.1	790.8	(4)	3
CHEP Asia-Pacific	166.6	188.0	185.3	(10)	1
Total CHEP	**1,720.1**	**1,813.5**	**1,752.5**	**(2)**	**3**
Recall	353.1	372.3	357.7	(1)	4
Total sales revenue	**2,073.2**	**2,185.8**	**2,110.2**	**(2)**	**4**
Underlying profit					
CHEP Americas	233.3	240.0	227.7	2	5
CHEP EMEA	170.9	183.4	189.8	(10)	(3)
CHEP Asia-Pacific	28.9	34.1	45.6	(37)	(25)
Total CHEP	**433.1**	**457.5**	**463.1**	**(6)**	**(1)**
Recall	50.5	53.8	52.2	(3)	3
Brambles HQ	(14.3)	(15.1)	(18.0)	21	16
Underlying profit	**469.3**	**496.2**	**497.3**	**(6)**	**-**
Net finance costs	(63.7)	(68.2)	(70.9)	10	4
Underlying profit before tax	**405.6**	**428.0**	**426.4**	**(5)**	**-**
Tax expense on Underlying profit	(135.1)	(142.6)	(132.6)	(2)	(8)
Underlying profit after finance costs and tax	**270.5**	**285.4**	**293.8**	**(8)**	**(3)**

Table 2 Reconciliation of Underlying profit to Statutory operating profit				
US$ million	1H09		1H08	
	Before finance & tax	After-tax	Before finance & tax	After-tax
Underlying profit (from Table 1)	**469.3**	**270.5**	**497.3**	**293.8**
FX gain on capital repatriation from foreign subsidiary	29.9	29.9	-	-
Restructuring including accelerated scrapping of 7 million surplus pallets in USA	(106.9)	(66.0)	-	-
USA pallet quality program	(34.5)	(21.0)	-	-
Walmart net transition impact	(20.2)	(12.4)	-	-
Other	-	(5.7)	(6.6)	(1.9)
Operating profit (see Table 3)	**337.6**	**195.3**	**490.7**	**291.9**

Table 3 Statutory profit			
US$ million	**1H09**	**1H08**	**% Change**
Statutory profit			
CHEP Americas	79.6	227.7	(65)
CHEP EMEA	166.2	189.8	(12)
CHEP Asia-Pacific	28.4	45.6	(38)
Total CHEP	**274.2**	**463.1**	**(41)**
Recall	49.5	52.2	**(5)**
Brambles HQ	13.9	(24.6)	**157**
Operating profit	**337.6**	**490.7**	**(31)**
Net finance costs	(63.7)	(70.9)	10
Profit before tax	**273.9**	**419.8**	**(35)**
Tax expense	(78.6)	(127.9)	**39**
Profit from continuing operations	**195.3**	**291.9**	**(33)**
Profit from discontinued operations	17.5	1.8	
Profit for the period	**212.8**	**293.7**	**(28)**
Weighted average number of shares (millions)	**1,383.8**	**1,417.1**	
EPS from continuing operations on Underlying profit after finance costs and tax (US cents)	**19.5**	**20.7**	**(6)**
EPS (US cents)	**15.4**	**20.7**	**(26)**
Interim dividend (Australian cents per share)	**17.5**	**17.0**	**3**

Business Unit Operations Review

CHEP Americas

Table 4 CHEP Americas				
US$ million	1H09	1H08	% change (actual fx rates)	% change (constant currency)
Sales revenue	792.5	776.4	2	4
Underlying profit*	233.3	227.7	2	5
Underlying profit margin	29%	29%	-	1pp
Statutory profit	79.6	227.7	(65)	
Cash flow from operations	116.9	175.2		

* The difference between Underlying profit and Statutory profit is Significant items for CHEP USA of US$153.7 million: Accelerated pallet scrapping (US$99.0 million); Pallet quality program (US$34.5 million); and Walmart net transition impact (US$20.2 million)

CHEP Americas reported improved sales revenue and Underlying profit growth despite challenging economic conditions across all sectors, including the Fast Moving Consumer Goods (FMCG) sector in the USA.

Sales revenue was US$792.5 million, up 4% in constant currency (up 2% actual currency) with pallet volumes up 1%. Underlying profit was US$233.3 million, up 5% constant currency (up 2% actual currency), primarily due to improved revenues and flat overheads (despite absorption of LeanLogistics costs). Underlying profit margin was maintained at 29%.

CHEP Americas underlying transport costs were broadly in line with 1H08, with efficiency initiatives and fuel surcharge offsetting higher fuel costs. Plant costs (excluding the impact of Significant items) increased marginally, mainly due to higher material costs.

CHEP Americas cash flow from operations declined during the half, primarily due to US$54.7 million of Significant items expenditure related to the pallet quality program and Walmart transition arrangements.

CHEP USA pallet issue volumes were in line with 1H08, with net new business wins and price/mix outweighing a 4% decline in core volume due to the economic turndown.

CHEP USA continued to win new business[5] across its key target segments such as food service, home improvement, office supplies and beverages. Wins included Sunshine Mills (pet foods), Scotts (garden products) and a prepared foods division of Nestlé. During the half CHEP Americas won new business with estimated annualised sales of US$30 million. The 1H09 sales revenue impact of net new business was approximately US$20 million.

[5] New business wins includes new business won in the current financial period, wins from the prior year carried forward for twelve months and lane expansion (new locations or business operations with existing customers). Net new wins is wins less losses

During the half, CHEP USA also incurred the following charges as Significant items:

- US$34.5 million as part of its pallet quality program. (refer to page 11 for further comment on this initiative.)
- US$20.2 million due to the Walmart transition arrangements, which continue to be on track. (refer to page 11 for further comment on this initiative.)
- US$99.0 million for the accelerated scrapping of seven million pallets. (refer to page 10 for further comment on this initiative.)

CHEP Canada grew sales revenue by 6% in constant currency on issue volume in line with last year. CHEP Latin America continued its strong growth trend with sales revenue up 11% in constant currency on higher issue volume as it continued to expand its customer base, grow its core business and win new lanes with existing customers. However, Underlying profit declined due to the addition of a new service centre and cost inflation in Brazil along with higher plant maintenance expenses in Mexico.

LeanLogistics commenced its first full year of ownership by Brambles with strong sales growth, but at a small Underlying loss due to investment in well advanced new service offerings. The company won a number of customers in its Managed Transport Services business.

CHEP EMEA

Table 5
CHEP EMEA

US$ million	1H09	1H08	% change (actual fx rates)	% change (constant currency)
Sales revenue	761.0	790.8	(4)	3
Underlying profit	170.9	189.8	(10)	(3)
Underlying profit margin	22%	24%	(2)pp	(1)pp
Statutory profit	166.2	189.8	(12)	
Cash flow from operations	137.1	57.4		

CHEP EMEA delivered a robust performance in a challenging trading environment, with an especially weak automotive sector. Sales revenue was US$761.0 million, up 3% in constant currency (down 4% in actual currency) mainly reflecting new business wins in Europe and strong revenue growth in South Africa. Price/mix offset core volume decline of 4% in Europe. Excluding automotive, CHEP EMEA sales revenue was up 4% in constant currency.

New business wins in Europe included German confectioner Haribo, UK DIY supplier Tarmac, and major European automotive parts supplier Inergy Automotive Systems. CHEP EMEA won new business with estimated annualised sales of US$50 million. The 1H09 sales impact of net new business exceeded US$20 million.

Transport costs for CHEP EMEA increased US$12 million mainly due to the relocation of B1210A pallets from the UK to continental Europe. Plant costs as a percentage of sales were maintained in line with last year with efficiencies offsetting higher material and labour costs.

Underlying Profit was down 3% in constant currency (down 10% in actual currency) at US$170.9 million due to higher transport costs in Europe, a significant decline in automotive and higher overheads for a new sales structure to support growth opportunities in Poland and Germany and investment in SAP software in South Africa.

CHEP Middle East & Africa sales increased by almost 20% in constant currency, primarily reflecting growth in South Africa.

Cash flow from operations improved strongly in the first half due to improved working capital management and significantly lower capital expenditure.

CHEP Asia-Pacific

Table 6
CHEP Asia-Pacific

US$ million	1H09	1H08	% change (actual fx rates)	% change (constant currency)
Sales revenue	166.6	185.3	(10)	1
Underlying profit	28.9	45.6	(37)	(25)
Underlying profit margin	17%	25%	(8)pp	(7)pp
Statutory profit	28.4	45.6	(38)	
Cash flow from operations	(22.8)	30.2		

Despite difficult market conditions in the Australian automotive sector, sales revenue was US$166.6 million, up 1% in constant currency terms (down 10% actual currency). Excluding automotive, CHEP Asia-Pacific sales revenue was up 3% in constant currency.

Australian pallet revenues continued to grow, more than offsetting the significant decline in automotive container sales. New Zealand and South East Asia continued to perform well. In line with expectations China and India combined incurred operating losses of US$9.5 million reflecting the start-up investment in these key markets. The China business now has nearly 200 customers, with recent customer wins including Kimberly-Clark, Beijing Wu-Mart and Cofco Northsea Oil & Grain. In India, key customers now include Hindustan Unilever, Pepsi, Procter & Gamble and Coca-Cola franchise bottler, Indo European Breweries Limited.

Underlying profit of US$28.9 million was down 25% in constant currency (down 37% actual currency), principally due to the costs of the start-up in the Indian market, a decline in Australian automotive, costs in Australia associated with the development of new service centres and a regional management structure to support future growth. The service centres will drive future operating efficiency in the core pallet business and support the rollout of the nationwide black reusable plastic crate (RPC) program, which commenced late January 2009.

Cash flow from operations was lower than the prior year due to the investment in new markets and the acquisition of RPCs. Combined capital expenditure for China and India was approximately US$12 million for the half.

Recall

Table 7 Recall				
US$ million	**1H09**	**1H08**	**% change (actual fx rates)**	**% change (constant currency)**
Sales revenue	353.1	357.7	(1)	4
Underlying profit	50.5	52.2	(3)	3
Underlying profit margin	14%	15%	(1)pp	(1)pp
Statutory profit	49.5	52.2	(5)	
Cash flow from operations	22.0	37.5		

Recall sales revenue was US$353.1 million, up 4% in constant currency (down 1% in actual currency) mainly due to a good performance in Document Management Services where carton volume grew 10% on last year. Underlying profit was US$50.5 million, up 3% constant currency (down 3% actual currency). Underlying profit margin declined slightly to 14% primarily due to investment in market segmentation research.

Recall delivered constant currency revenue growth across all regions. European sales revenue grew 9%, the Americas 1% and the Rest of the World up 4%. In addition, all regions achieved good Underlying profit growth, particularly North America, which is progressing well on its efficiency initiatives. IT and marketing expenditure increased during the half as the business invests for future growth.

The relationship with Bank of America continues to grow as they progress through their acquisition activity. New business wins continue to boost performance, led by growth in both digital and physical Document Management Solutions.

Nevertheless, the global economic downturn did have an impact during the period. The Secure Destruction Service (SDS) business declined due to increasing pressure on paper prices and lower activity, particularly in the Americas.

Cash flow from operations declined during the period with increased profit being offset by higher working capital.

Significant items

In response to the tough economic environment, Brambles is implementing a number of major initiatives to improve its cost structure, underpin future operating performance over the medium to long term and meet customer requirements.

During the half, Brambles had Significant items before tax of US$131.7 million as follows:

Foreign exchange gain on repatriation of capital: US$29.9 million (before and after tax)

As part of optimising the Group's funding, an European subsidiary repatriated capital to Australia. This resulted in the Brambles Group deriving a foreign exchange profit of US$29.9 million.

Restructuring CHEP USA - Accelerated scrapping of seven million excess pallets: US$99.0 million (before tax); Non-cash US$37.4 million

As a consequence of the dramatic and rapid slow down in the USA economy and the consequential impact on many of CHEP USA's customers, more pallets are being returned from the field as manufacturers and retailers de-stock. CHEP USA continues to have customer imports into the USA (mainly from Europe, Mexico and Central America) which also contribute additional pallets to the USA pool. There are also some contractual commitments to provide a limited number of certain customers' locations with new pallets.

The combination of these factors has resulted in excess pallets in the CHEP USA pool, driving additional storage and relocation costs and operational inefficiencies due to congestion in the plant network. As the economic environment is expected to remain subdued for some time, CHEP USA will be implementing a two year program to accelerate the scrapping of an additional seven million pallets which are currently excess to requirements. As part of this program, good quality lumber will be recovered from those pallets to be used in repairs, reducing the need to purchase new lumber in the future. The program should also contribute to an improvement in the overall quality of the total pool.

The impact of this plan is a Significant item charge in the first half of US$99.0 million (before tax) comprising an asset write down of US$33.6 million (net of the value of timber recovery) and provisions for costs of the scrapping program of US$65.4 million.

There will also be an active management of the current import program and the potential conversion of certain customers off new pallets. Together with the accelerated scrapping program, this will avoid significant storage and relocation costs in future years as well as delivering network operational efficiencies with the added benefit of lower levels of pallet purchases than would otherwise be the case.

Restructuring - Facilities and Operations rationalisation: US$7.9 million (before tax)

In response to the significant global economic slowdown, a number of Brambles businesses have implemented some limited business restructuring costing US$7.9 million (before tax). Given the continuation of the economic slowdown, further initiatives are planned to be undertaken involving the rationalisation of a number of facilities and operations around the globe.

These are expected to result in a reduction of approximately 750 people across Brambles over the next 12 months at an estimated total cost of US$60 - 70 million (before tax), the majority of which is expected to be accounted for in FY09. Annualised savings will be US$40 - 50 million (before tax) once fully implemented.

These programs will ensure an optimal cost structure with improved efficiency but one still capable of growing the business.

CHEP USA pallet quality program: US$34.5 million (before tax)

In February 2008, Brambles announced a two year program under which CHEP USA would invest over US$100 million in operational and capital initiatives focused on quality improvement and innovation. The program has been well received by customers and Brambles has decided to increase the size of the program from US$100 million to a total of US$160 million.

Expenditure on the CHEP USA pallet quality program was US$38.2 million during the half, comprising US$34.5 million in operational expenditure and US$3.7 million in capital expenditure.

Of the total US$160 million program, US$25 million was spent in FY08 and US$100 million (US$75 million operational expenditure; US$25 million capital) is now expected to be incurred in the current financial year. The remaining US$35 million, mainly operational expenditure, will be incurred in the six months to December 2009.

In parallel, CHEP USA will be engaging with customers to carry out a major review over the coming months. This will include a determination of the optimal range of service offerings, pallet platforms, pallet quality, service centre network and cost and pricing structures for CHEP USA over the medium to long term.

In undertaking this review, Brambles recognises that the current economic environment presents significant challenges to all participants in the supply chain but also opportunities. With CHEP USA's customer-focussed service model, strong customer relationships, highly penetrated service centre network and Brambles' strong balance sheet, we are well positioned to adapt to changing customer requirements. The review is scheduled to be completed by 31 December 2009.

CHEP USA - Walmart net transition impact: US$20.2 million (before tax)

In October 2008, CHEP USA reached agreement with Walmart in relation to CHEP's continued participation in Walmart's logistics network in the USA[6].

During the first half, CHEP USA had non-recurring transition costs of US$20.2 million (before tax) due to loss of whitewood revenue and net additional operational costs. The implementation plan is on track and the total transition impact for the 2009 financial year is not expected to exceed the original estimate of US$30 million (before tax).

[6] For further details, please refer to Brambles market announcement dated 9 October 2008

Additional Financial Information

Capital expenditure

Table 8 Capital expenditure on property, plant & equipment (accruals basis)			
US$ million	**1H09**	**1H08**	**Change**
CHEP Americas	156.7	160.1	3.4
CHEP EMEA	136.0	208.1	72.1
CHEP Asia-Pacific	62.9	41.6	(21.3)
Total CHEP	**355.6**	**409.8**	**54.2**
Recall	21.1	23.3	2.2
Brambles HQ	0.3	0.1	(0.2)
Total capital expenditure	**377.0**	**433.2**	**56.2**

Brambles capital expenditure was US$377.0 million, US$56.2 million lower than the prior comparable period with tighter management of capital expenditure programs as sales growth slowed sharply. Movements in foreign currency contributed US$24 million of the reduction.

In CHEP Americas capital expenditure only declined marginally, due to continuing capital expenditure on the USA pallet quality program (US$3.7 million), new pallets required for contractual commitments to certain customer locations, and imports.

CHEP EMEA was the principal contributor to lower capital expenditure – over 30% below last year - the majority of which was due to lower pallet expenditure in light of economic conditions.

CHEP Asia-Pacific increased capital expenditure includes the investment in establishing pallet pools in China and India. The US$62.9 million expenditure also includes a substantial investment in containers for an Australian RPC contract.

Total pallet capital expenditure was US$274 million in the period, a reduction of US$48 million on the prior period. The total pallet pool was 258 million pallets at the end of the period.

Recall capital expenditure includes an investment in a new UK information centre as the business continues to invest in new infrastructure to improve efficiency and deliver lower future costs.

Interest

Net finance costs reduced by US$7.2 million to US$63.7 million mainly as a result of lower base interest rates on variable rate debt.

Key financial coverage ratios remain well within borrowing covenants and reflect a prudent balance sheet.

Tax

The effective tax rate on Underlying profit for the six months was 33.3%, up from 31.1% in the first half of the 2008 financial year due to the 2008 result including the benefit of adjustments to deferred tax from lower statutory corporate tax rates in Europe.

The effective tax rate on statutory profit for the six months was 28.7%, down from 30.5% in the first half of the 2008 financial year primarily due to the non-tax effect of capital repatriations from an overseas subsidiary.

Cash flow

Table 9
Cash Flow

US$ million	**1H09**	**1H08**	**Change**
Continuing operations			
Underlying profit	469.3	497.3	(28.0)
Significant items within ordinary activities[7]	(54.7)	-	(54.7)
Depreciation & amortisation	212.8	222.6	(9.8)
EBITDA	**627.4**	**719.9**	**(92.5)**
Capital expenditure	(400.1)	(451.8)	51.7
Proceeds from disposals	41.2	65.1	(23.9)
Working capital movement	(65.5)	(75.0)	9.5
Irrecoverable pooling equipment provision	36.5	44.7	(8.2)
Provisions / Other	(18.7)	(37.2)	18.5
Cash flow from continuing operations	**220.8**	**265.7**	**(44.9)**
Significant items outside ordinary activities	(21.7)	(16.2)	(5.5)
Cash flow from operations	**199.1**	**249.5**	**(50.4)**
Financing costs and tax	(126.5)	(146.9)	20.4
Free cash flow	**72.6**	**102.6**	**(30.0)**

Brambles continues to generate solid operating cash flows. The reduction of US$44.9 million is primarily due to Significant items within ordinary activities in the period.

Despite the deteriorating economic conditions, tight working capital control continues across the business. Overall debtor days have reduced from 50 to 48 with some reduction in creditor days as well.

The reduction in operating cash flow of US$44.9 million has been partially mitigated by lower financing costs and tax.

[7] CHEP USA pallet quality program (US$34.5 million) and Walmart net transition impact (US$20.2 million)

Debt

Table 10
Net debt and key ratios

US$ million	1H09	FY08	Change
Current debt	50.6	91.5	40.9
Non-current debt	2,419.9	2,439.5	19.6
Gross debt	**2,470.5**	**2,531.0**	**60.5**
Less cash	(113.5)	(104.8)	8.7
Net debt	**2,357.0**	**2,426.2**	**69.2**
	1H09	**1H08**	**Change**
EBITDA	627.4	719.9	(92.5)
Net finance costs	63.7	70.9	7.2
Key ratios			
Net debt to EBITDA	1.9x	1.5x	(0.4)x
EBITDA interest cover	9.8x	10.2x	(0.4)x

Net debt at 31 December 2008 was US$2,357.0 million, down US$69.2 million from 30 June 2008 mainly due to the foreign exchange impact of non-US dollar denominated debt balances from the stronger US dollar. Overall net debt balances were higher in local currencies, although the mix of borrowing by currency changed. This was largely due to the capital repatriation from an European subsidiary to Australia.

During the past six months, the Company has refinanced US$1.0 billion of its debt facilities for predominantly five year maturities, leaving approximately US$1.5 billion to be refinanced by November 2010. The refinancing has been achieved in extremely difficult credit markets and the Company is confident it will achieve its remaining refinancing during the next twenty months.

As at 31 December 2008, Brambles had total committed facilities of US$3.3 billion, with approximately US$0.9 billion undrawn. The average term of the facilities has increased from 2.2 years at June 2008 to 2.9 years at December 2008.

Foreign exchange rates

The principal foreign exchange rates affecting Brambles were:

		US$:A$	US$:€	US$:£
Average	First half 2009	0.7759	1.4180	1.7166
	First half 2008	0.8719	1.4245	2.0358
Period end	31 December 2008	0.6923	1.4074	1.4526
	30 June 2008	0.9629	1.5793	1.9936

Dividend

The Board has declared an interim dividend of 17.5 Australian cents per share payable on 9 April 2009.

The unfranked component of the interim dividend is conduit foreign income. Consequently no Australian dividend withholding tax is payable on the interim dividend paid to Brambles' non-resident shareholders.

2009 Dividend	Aust cents per share	% Franking	Ex dividend trading date	Record date	Payment date
Interim	17.5	10%	13 March 2009	19 March 2009	9 April 2009

Dividend reinvestment plan

Brambles has introduced a dividend reinvestment plan, which will commence with the interim dividend. The Board has set the price at which shares will be allotted under the plan for the interim dividend as the arithmetic average of the daily volume weighted average sale price of all Brambles shares sold on the ASX in the ordinary course of trading on the ASX during the 10 trading days starting 23 March 2009, less a discount of 2.5%.

Profit result presentation

To assist users of its financial statements Brambles has introduced 'Underlying profit' as a simplified non-statutory profit measure to replace the use of 'Comparable operating profit', commencing with this interim report. Underlying profit is profit from continuing operations before finance costs, tax and Significant items.

Brambles also now discloses Significant items as a footnote to its income statement, whereas previously it presented Special items in a separate column. Significant items are also disclosed and discussed in further detail in this announcement on pages 10 and 11.

To reflect the change from Comparable operating profit to Underlying profit, reconciliations are set out in the Addendum to this announcement.

---------------------------- Ends ----------------------------

Addendum

Reconciliation of Underlying profit to Statutory profit

US$ million Actual fx rates	1H09	1H08	2H08	FY08	FY07	FY06
Underlying profit	469.3	497.3	574.6	1,071.9	921.8	767.9
Significant items outside the ordinary course of business:						
Restructuring and Unification costs	(106.9)	(2.2)	(2.9)	(5.1)	(130.8)	(45.5)
Foreign exchange gain on capital repatriation	29.9	-	-	-	-	-
Adviser costs – share register activity	-	(4.4)	(0.3)	(4.7)	-	-
AUSDOC integration costs	-	-	-	-	-	(21.3)
Significant items within ordinary activities, but unusual due to size and nature:						
CHEP Americas: Walmart transition impact	(20.2)	-	(10.9)	(10.9)	-	-
CHEP Americas: USA pallet quality program costs	(34.5)	-	(20.6)	(20.6)	-	-
CHEP EMEA: Brentwood service centre closure	-	-	-	-	(8.0)	-
CHEP EMEA: Profit on sale of Madrid property	-	-	-	-	13.0	-
Operating profit from continuing operations	337.6	490.7	539.9	1,030.6	796.0	701.1

Reconciliation of Comparable operating profit to Underlying profit

	1H09	1H08	2H08	FY08	FY07	FY06
Comparable operating profit						
CHEP Americas	179.3	227.7	225.1	452.8	421.3	327.7
CHEP EMEA	170.9	189.8	206.7	396.5	336.5	299.9
CHEP Asia-Pacific	28.9	45.6	50.3	95.9	87.4	76.2
Total CHEP	379.1	463.1	482.1	945.2	845.2	703.8
Recall	53.3	55.4	73.0	128.4	118.5	97.5
Brambles HQ	(14.3)	(18.0)	(8.7)	(26.7)	(30.9)	(30.0)
Total Brambles	418.1	500.5	546.4	1,046.9	932.8	771.3
Significant items within ordinary activities, but unusual due to size and nature:						
CHEP Americas: Walmart transition impact	20.2	-	10.9	10.9	-	-
CHEP Americas: USA pallet quality program costs	34.5	-	20.6	20.6	-	-
CHEP EMEA: Brentwood service centre closure	-	-	-	-	8.0	-
CHEP EMEA: Profit on sale of Madrid property	-	-	-	-	(13.0)	-
Amortisation of acquired intangible assets (other than software):						
CHEP Americas	(0.7)	-	(0.5)	(0.5)	-	-
Recall	(2.8)	(3.2)	(2.8)	(6.0)	(6.0)	(3.4)
Underlying profit						
CHEP Americas	233.3	227.7	256.1	483.8	421.3	327.7
CHEP EMEA	170.9	189.8	206.7	396.5	331.5	299.9
CHEP Asia-Pacific	28.9	45.6	50.3	95.9	87.4	76.2
Total CHEP	433.1	463.1	513.1	976.2	840.2	703.8
Recall	50.5	52.2	70.2	122.4	112.5	94.1
Brambles HQ	(14.3)	(18.0)	(8.7)	(26.7)	(30.9)	(30.0)
Total Brambles	469.3	497.3	574.6	1,071.9	921.8	767.9

Background information

US$ million Actual fx rates	1H09	1H08	2H08	FY08
Sales				
CHEP Americas	792.5	776.4	804.9	1,581.3
CHEP EMEA	761.0	790.8	851.3	1,642.1
CHEP Asia-Pacific	166.6	185.3	201.6	386.9
Total CHEP	1,720.1	1,752.5	1,857.8	3,610.3
Recall	353.1	357.7	390.6	748.3
Total Brambles	2,073.2	2,110.2	2,248.4	4,358.6
Underlying profit				
CHEP Americas	233.3	227.7	256.1	483.8
CHEP EMEA	170.9	189.8	206.7	396.5
CHEP Asia-Pacific	28.9	45.6	50.3	95.9
Total CHEP	433.1	463.1	513.1	976.2
Recall	50.5	52.2	70.2	122.4
Total Brambles (including HQ)	469.3	497.3	574.6	1,071.9
Underlying profit margin				
CHEP Americas	29%	29%	32%	31%
CHEP EMEA	22%	24%	24%	24%
CHEP Asia-Pacific	17%	25%	25%	25%
Total CHEP	25%	26%	28%	27%
Recall	14%	15%	18%	16%
Total Brambles (including HQ)	23%	24%	26%	25%
Cash flow from operations				
CHEP Americas	116.9	175.2	190.0	365.2
CHEP EMEA	137.1	57.4	238.7	296.1
CHEP Asia-Pacific	(22.8)	30.2	27.8	58.0
Total CHEP	231.2	262.8	456.5	719.3
Recall	22.0	37.5	90.2	127.7
Total Brambles (including HQ)	220.8	265.7	544.3	810.0

Background information - *continued*

US$ million Actual fx rates	1H09	1H08	2H08	FY08
Capital expenditure on property, plant & equipment (accruals basis)				
CHEP Americas	156.7	160.1	177.3	337.4
CHEP EMEA	136.0	208.1	145.1	353.2
CHEP Asia-Pacific	62.9	41.6	62.1	103.7
Total CHEP	355.6	409.8	384.5	794.3
Recall	21.1	23.3	31.2	54.5
Total Brambles (including HQ)	377.0	433.2	416.0	849.2
Depreciation of property, plant & equipment				
CHEP Americas	82.9	77.9	82.3	160.2
CHEP EMEA	83.2	85.7	91.6	177.3
CHEP Asia-Pacific	17.1	20.7	21.7	42.4
Total CHEP	183.2	184.3	195.6	379.9
Recall	16.2	16.6	17.1	33.7
Total Brambles (including HQ)	199.5	201.0	213.0	414.0
Capex/depreciation ratio				
CHEP Americas	1.9x	2.1x	2.2x	2.1x
CHEP EMEA	1.6x	2.4x	1.6x	2.0x
CHEP Asia-Pacific	3.7x	2.0x	2.9x	2.4x
Total CHEP	1.9x	2.2x	2.0x	2.1x
Recall	1.3x	1.4x	1.8x	1.6x
Total Brambles (including HQ)	1.9x	2.2x	2.0x	2.1x
Pallet numbers				
CHEP Americas	104	100		101
CHEP EMEA	136	133		132
CHEP Asia-Pacific	18	16		18
Total CHEP	258	249		251

Glossary

Capital expenditure
Unless otherwise stated, capital expenditure is presented on an accruals basis and excludes intangible assets, investments in associates and equity acquisitions. It is shown gross of any fixed asset disposals proceeds.

Cash flow from operations
Cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.

Comparable operating profit
Comparable operating profit is profit before special items, finance costs and tax.

Constant currency
In the commentary, constant currency results are presented by translating both current and comparable period foreign currency results into US dollars at the actual monthly exchange rates applicable in the comparable period, so as to show relative performance between the two periods before the translation impact of currency fluctuations.

In the statutory financial statements, foreign currency results are translated into US dollars at the applicable actual monthly exchange rates ruling in each period.

Continuing operations
Continuing operations refers to CHEP, Recall and Brambles HQ.

Free cash flow
Cash flow generated after net capital expenditure, finance costs and tax, but excluding the net cost of acquisitions and proceeds from business disposals.

Significant items
Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and:

- outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or
- part of the ordinary activities of the business but unusual due to their size and nature.

Underlying profit
Underlying profit is profit from continuing operations before finance costs, tax and Significant items.

Unification
Refers to the December 2006 unification of the dual-listed companies structure, which operated between Brambles Industries Limited and Brambles Industries plc, under a single Australian holding company, Brambles Limited.

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

16 February 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

COPIES OF SLIDES FOR ANALYSTS' BRIEFING, SYDNEY

Attached are copies of slides to be presented by Brambles' Chief Executive Officer, Mr Michael Ihlein, and Chief Financial Officer, Ms Liz Doherty, at an analyst briefing to be held in Sydney later today.

The slides and webcast of the briefing will be available on the Brambles' website at www.brambles.com.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{RNG 00048516}

Brambles

2009 Interim Results

16 February 2009




recall

2009 Interim Results

Mike Ihlein

Chief Executive Officer

Brambles

Delivering revenue growth despite challenging conditions

- Sales revenue up 4% despite challenging conditions
- Underlying profit in line with prior year and margins of 23%
- Winning new business – sales pipeline strong
- Solid operating cash flow continues
- Demonstrates strength of the CHEP and Recall business models
- Maintaining prudent financial position – strong cash emphasis
- Dividend 17.5 Australian cents, up 3% – DRP introduced

1H09 Overview

- Sales up 4% to US$2.073 billion
- Underlying profit in line with last year US$469.3 million
- Earnings per share down 6% (actual fx rates) to 19.5 US cents
- Cash flow from operations US$220.8 million
- Significant items before tax of US$131.7 million
- Statutory operating profit of US$337.6 million

Growth % calculated on US$ constant currency basis

New business delivering revenue growth

- Revenue growth in all regions of CHEP and Recall
  - CHEP Americas +4%
  - CHEP EMEA +3%
  - CHEP Asia-Pacific +1%
  - Recall +4%
- New business being won in all markets
- Price/mix offsetting declines in core volume in USA/Europe
- Success in key targets of USA beverages/food service and expansion in Poland
- Automotive sector weak
  - 4% of total business
  - impacts Europe/Australia/South Africa
- Walmart logistics transition in USA on track

Growth % calculated on US$ constant currency basis

Major initiatives to underpin future performance

- Not immune from dramatic economic slowdown
- Focus on discretionary costs and capital expenditure
- Taking actions now to underpin future performance
- Three major initiatives
  - Accelerated scrapping of 7 million excess pallets in CHEP USA
  - Increase investment in CHEP USA 2 year pallet quality program
  - Rationalise facilities/operations – reduce personnel 750 (approx)
- Improve future cost structure and meet customers' requirements

Major initiatives to underpin future performance

- Accelerated scrapping of 7 million excess pallets in USA
  - Excess due to rapid and deep economic downturn
  - US$99 million charge (before tax) in 1H09 (non-cash US$37 million)
  - Assumes lumber recovery for future repairs
  - Avoid significantly higher operating costs over next few years

Major initiatives to underpin future performance

- Increase investment in CHEP USA 2 year pallet quality program by US$60m to US$160m
- Positive customer response
  - US$25m in 2H08 (US$21m opex)
  - US$38m in 1H09 (US$35m opex)
  - US$62m in 2H09 (US$40m opex)
  - US$35m in 1H10 (opex) (program end)
  - Major review in USA – range of customer service offerings, pallet platforms, pallet quality, service centre network, etc

Major initiatives to underpin future performance

- Rationalisation of facilities and operations across the Group
  - Personnel reduction of 750 (approx) over next 12 months
  - One-off cost of US$60 - 70 million (before tax) – mainly FY09
  - Annualised savings US$40 - 50 million
- Improve future cost structure but still support the business

---

Brambles

2009 Interim Results

16 February 2009


CHEP
recall

2009 Interim Results

Liz Doherty
Chief Financial Officer

Brambles

Underlying and Statutory operating profit

$USm Actual rates AIFRS	**1H09**	**1H08**
Underlying profit	**469.3**	**497.3**
Items outside the ordinary course of business:		
Foreign exchange gain on capital repatriation	29.9	-
Restructuring costs	(106.9)	(6.6)
Items within ordinary activities, but unusual due to size and nature:		
Walmart net transition impact	(20.2)	-
USA pallet quality program costs	(34.5)	-
Statutory operating profit	**337.6**	**490.7**

Brambles

2009 Interim Results

AIFRS	Actual 1H09 US$m	Constant 1H09 US$m	Constant 1H08 US$m	Growth %
Continuing operations				
Sales revenue	**2,073.2**	2,185.8	2,110.2	4
Underlying profit	**469.3**	496.2	497.3	0
PBT	**405.6**	428.0	426.4	0
PAT	**270.5**	285.4	293.8	(3)
EPS (cents)	**19.5**	20.6	20.7	0
Cash flow from operations	**220.8**		265.7	US$(45)m

Growth % calculated on US$ constant currency basis

Sales revenue

AIFRS	Actual 1H09 US$m	Constant 1H09 US$m	Constant 1H08 US$m	Growth %
CHEP Americas	**792.5**	810.4	776.4	**4**
CHEP EMEA	**761.0**	815.1	790.8	**3**
CHEP Asia-Pacific	**166.6**	188.0	185.3	**1**
CHEP	**1,720.1**	1,813.5	1,752.5	**3**
Recall	**353.1**	372.3	357.7	**4**
Total sales revenue	**2,073.2**	**2,185.8**	**2,110.2**	**4**

Growth % calculated on US$ constant currency basis

Underlying profit

AIFRS	Actual 1H09 US$m	Constant 1H09 US$m	Constant 1H08 US$m	Growth %
CHEP Americas	**233.3**	240.0	227.7	**5**
CHEP EMEA	**170.9**	183.4	189.8	**(3)**
CHEP Asia-Pacific	**28.9**	34.1	45.6	**(25)**
CHEP	**433.1**	457.5	463.1	**(1)**
Recall	**50.5**	53.8	52.2	**3**
Unallocated Brambles HQ costs	**(14.3)**	(15.1)	(18.0)	**16**
Underlying profit	**469.3**	**496.2**	**497.3**	**0**

Growth % calculated on US$ constant currency basis

Brambles

CHEP Americas – Underlying profit

CHEP


US$m
228
27
2
12
1
240
1H08
Vol, Price & Mix
Transport Costs
Plant costs
Other
1H09

All numbers are calculated at constant currency

Brambles

CHEP EMEA – Underlying profit

CHEP


US$m
190
23
12
9
9
183
1H08
Vol, Price & Mix
Transport Costs
Plant costs
Other
1H09

All numbers are calculated at constant currency

CHEP Asia-Pacific – Underlying profit

CHEP


US$m
46
0
2
5
5
34
1H08
Vol, Price & Mix
Transport Costs
Plant costs
Other
1H09

All numbers are calculated at constant currency

Recall

recall™

AIFRS	Actual 1H09 US$m	1H09 US$m	Constant 1H08 US$m	Growth %
Americas	**161.2**	164.6	162.3	1
Europe	**96.8**	101.8	93.3	9 *
RoW	**95.1**	105.9	102.1	4
Sales revenue	**353.1**	**372.3**	**357.7**	**4**
Underlying profit	**50.5**	**53.8**	**52.2**	**3**
Profit margin (%)	**14**	**14**	**15**	

* Recall Europe 1H09 sales revenue includes GADSA which was a joint venture until April 2008

Growth % calculated on US$ constant currency basis

Significant items

$USm Actual rates AIFRS	**1H09**	**1H08**
Underlying profit	**469.3**	**497.3**
Items outside the ordinary course of business:		
Foreign exchange gain on capital repatriation	29.9	-
Restructuring costs	(106.9)	(6.6)
Items within ordinary activities, but unusual due to size and nature:		
Walmart net transition impact	(20.2)	-
USA pallet quality program costs	(34.5)	-
Statutory operating profit	**337.6**	**490.7**

Solid cash flow

AIFRS $USm Actual rates	1H09	1H08	Change
Underlying profit	**469.3**	497.3	(28.0)
Significant items within ordinary activities	**(54.7)**	-	(54.7)
Depreciation and amortisation	**212.8**	222.6	(9.8)
EBITDA	**627.4**	719.9	(92.5)
Capital expenditure	**(400.1)**	(451.8)	51.7
Proceeds from disposals	**41.2**	65.1	(23.9)
Working capital movement	**(65.5)**	(75.0)	9.5
Irrecoverable pooling equipment provision	**36.5**	44.7	(8.2)
Provisions / Other	**(18.7)**	(37.2)	18.5
Cash flow from continuing operations	**220.8**	265.7	(44.9)
Significant items outside ordinary activities	**(21.7)**	(16.2)	(5.5)
Cash flow from operations after Significant items	**199.1**	249.5	(50.4)
Financing costs and tax	**(126.5)**	(146.9)	20.4
Free cash flow	**72.6**	102.6	(30.0)

Capital expenditure by category

US$m Actual rates



400
23
377
21
42
314
40
274
1H09 Cash
Accrual Movement
FY09 Additions
Recall
Land and P&E
Pooling
Containers / Other
Pallets
Pallets
Containers
Other
17%
11%
72%

Capital expenditure by business

US$m Actual rates

1H08 $433m


5%
10%
37%
48%

1H09 $377m


6%
17%
41%
36%

CHEP Americas · CHEP EMEA · CHEP Asia-Pacific · Recall

Effective tax rate

AIFRS	Actual 1H09 US$m	Actual 1H08 US$m
Underlying PBT	405.6	426.4
Tax	135.1	132.6
Underlying effective tax rate % of PBT	**33.3%**	31.1%
Adjustment for non-recurring items	-	1.9%
Adjusted effective tax rate	**33.3%**	33.0%
Significant items	(4.6%)	(2.5%)
Statutory tax rate	**28.7%**	30.5%

Financial ratios

AIFRS, Actual rates	Dec 08	Jun 08
Closing Net Debt (US$m)	2,357.0	2,426.2
Gearing (%)	65.3	61.1
(Net Debt/Net Debt & Equity)		

AIFRS, Actual rates	1H09	1H08	Covenants
EBITDA* / Net finance costs (x)	9.8	10.2	x 3.5 (min)
Net Debt / EBITDA* (x)	1.9	1.5	x 3.5 (max)

* EBITDA is Underlying profit excluding depreciation and amortisation, plus Significant items that are within ordinary activities

Credit facilities and liquidity

- US$3.3bn of committed credit facilities with an average term to maturity of approximately 3 years
- Undrawn committed credit facilities of US$0.9bn plus cash of US$0.1bn
- US$1.0bn refinanced in last 6 months
- US$1.5bn of bank facilities due for renewal by November 2010
  - to be addressed as part of ongoing refinancing
- Dividend reinvestment plan to be offered for FY09 interim dividend
  - 2.5% discount
  - not underwritten
- On-market buy-back programme continues to be suspended

2009 Interim Results

Mike Ihlein

Chief Executive Officer

Brambles

Outlook

- Grew revenues despite challenging environment
- Sharp deterioration in trading conditions since AGM
- Volatile environment to remain for some time
- Difficult to provide outlook guidance with confidence
- New business wins and major initiatives to underpin future performance
- Balance sheet in good shape
- Continue to review all aspects of business to maintain profitability, maximise cash flow
- Prepared to respond to changes in conditions

82-5205

Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Brambles

2009 Interim Results

16 February 2009





Contact details

Michael Roberts

Vice President Investor Relations and Corporate Affairs

michael.roberts@brambles.com

+61 (2) 9256 5216

+61 (0) 418 263 199 (mobile)

Appendix 1a

Glossary of terms & measures

Except where noted, common terms and measures used in this document are based upon the following definitions:

Actual rates	Based upon translation of local currency into US dollars using the average of the difference between buy and sell rates applicable at each month end.
Capital expenditure (capex)	Unless otherwise stated, capital expenditure is presented on an accruals basis and excludes intangible assets, investments in associates and equity acquisitions. It is shown gross of any fixed asset disposals proceeds.
Cash flow from operations	Cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.
Comparable operating profit	Comparable operating profit is profit before special items, finance costs and tax.
Constant currency	In the commentary, constant currency results are presented by translating both current and comparable period foreign currency results into US dollars at the actual monthly exchange rates applicable in the comparable period, so as to show relative performance between the two periods before the translation impact of currency fluctuations. In the statutory financial statements, foreign currency results are translated into US dollars at the applicable actual monthly exchange rates ruling in each period.
Continuing operations	Continuing operations refers to CHEP, Recall and Brambles HQ.
DPS	Dividends declared in the period divided by shares in issue.
EPS	Profit after tax, minority interests and Significant items, divided by shares in issue.

Appendix 1b

Glossary of terms & measures (continued)

Except where noted, common terms and measures used in this document are based upon the following definitions:

Free Cash Flow	Cash flow generated after net capital expenditure, finance costs and tax, but excluding the net cost of acquisitions and proceeds from business disposals.
PAT	Profit after tax before Significant items, and minority interests.
PBT	Profit before tax and Significant items. Includes PAT of associates.
Sales revenue	Excludes revenues of associates and non trading revenue.
Shares in issue	Based on weighted average shares in issue of 1,383.8m in 1H09; 1,417.1m in 1H08.
Significant items	Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and: ▪ outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or ▪ part of the ordinary activities of the business but unusual due to their size and nature.
Unallocated Brambles HQ costs	Head office costs which are not allocated back to the business units.
Underlying profit	Underlying profit is profit from continuing operations before finance costs, tax and Significant items

Appendix 2a

CHEP USA - Plant operations & transportation trends CHEP

Plant cost ratio

(Plant costs / Sales)


40%
35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09

Transportation cost ratio

(Transportation costs / Sales)


35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09

Dashed lines includes Significant items

Appendix 2b

CHEP USA - Asset productivity trends

CHEP


Control ratio
(Returns + Recoveries / Total Issues)
100%
98%
96%
94%
92%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09


New equipment issue ratio
(Pallets purchased / Total issues)
12%
10%
8%
6%
4%
2%
0%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09

Appendix 2c

CHEP Europe – Plant operations & transportation trends

CHEP


Plant cost ratio
(Plant costs / Sales)
35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09


Transportation cost ratio
(Transportation costs / Sales)
28%
24%
20%
16%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09

Major pallet sizes (B1210A and B1208A only)

Appendix 2d

CHEP Europe - Asset productivity trends

CHEP

Control ratio
(Returns + Recoveries / Total Issues)


98%
96%
94%
92%
90%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09

New equipment issue ratio
(Pallets purchased / Total issues)


12%
10%
8%
6%
4%
2%
0%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09

Major pallet sizes (B1210A and B1208A only)

Appendix 2e

1H09 Currency mix

US$m, AIFRS	Total	1H09 Currency mix at Actual FX rates				
		USD	EUR	GBP	AUD	Other
Sales revenue	**2,073.2**	720.5	549.7	216.2	219.0	367.8
Underlying profit	**469.3**	179.0	122.9	34.3	41.3	91.8
Net Debt [1]	**2,357.0**	1,568.2	332.3	7.9	294.7	153.9

[1] Net debt shown after adjustments for impact of financial derivatives

Appendix 2f

Credit facilities and debt profile

US$ billion

Maturity	Type	Committed Facilities	Debt drawn	Headroom
< 12 months	-	-	-	-
1 – 2 years	Bank	1.5	1.1	0.4
2 – 3 years	Bank/USPP[1]	0.3	0.2	0.1
3 – 4 years	Bank	0.4	0.3	0.1
4 – 5 years	Bank	0.9	0.6	0.3
> 5 years	USPP[1]	0.2	0.2	-
	Total	**3.3**	**2.4**	**0.9**

[1] US Private Placement

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

17 February 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles Limited Dividend Reinvestment Plan (DRP)

The Brambles Board has implemented the DRP for the interim dividend payable on 9 April 2009. The Board has set the price to calculate the number of shares to be allotted under the Plan as the arithmetic average of the daily volume weighted average market price of all Brambles shares sold on the ASX in the ordinary course of trading on the ASX during the 10 trading days starting on 23 March 2009, less a discount of 2.5%.

Shareholders will shortly receive further information on the Plan and an application form. A copy of the Plan rules, summary leaflet and application form is enclosed. A copy of these documents is also available at the "Investors and Media", "Dividends" section of Brambles website at www.brambles.com.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{RNG 00048502}

BRAMBLES LIMITED
DIVIDEND
REINVESTMENT
PLAN RULES

Brambles Limited

ABN 89 118 896 021

Website: www.brambles.com

Brambles Limited's Share Registrar

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235

Telephone: 1300 883 073 (freecall within Australia)
+61 2 8280 7143 (from outside Australia)

Email: registrars@linkmarketservices.com.au

Brambles Limited Dividend Reinvestment Plan Rules

1. INTERPRETATION

In these Rules, unless the context otherwise requires:

(a) ***Brambles*** means Brambles Limited ABN 89 118 896 021;

(b) ***ASX*** means ASX Limited ABN 98 008 624 691 or, as the context requires, the financial market operated by it;

(c) ***ASX Market Rules*** means the Market Rules of the ASX from time to time;

(d) ***Directors*** means the Board of Directors of Brambles from time to time;

(e) ***DRP Application Form*** means the form prescribed by the Directors from time to time under which Shareholders may elect to participate in the Plan;

(f) ***DRP Variation Form*** means the form prescribed the Directors from time to time under which Shareholders may increase, decrease or terminate their participation in the Plan;

(g) ***Excluded Shares*** means Shares which on any Record Date are not eligible to receive a full dividend on the next dividend payment date;

(h) ***Non-Participant*** means a Shareholder who is not participating in the Plan;

(i) ***Participant*** means a Shareholder who validly elects to participate in the Plan;

(j) ***Participating Shares*** means Shares which are subject to these Rules and may include new Plan Shares;

(k) ***Plan*** means the Brambles Dividend Reinvestment Plan established under these Rules;

(l) ***Plan Shares*** means Shares issued or transferred to a Participant pursuant to the Plan;

(m) ***Pricing Period*** means the 10 trading days commencing on the second trading day after the Record Date (or such other period as is determined by the Directors in their absolute discretion and announced to the ASX);

(n) ***Record Date*** means the date and time, as determined by the Directors, at which a person holds or is taken to hold Shares for the purposes of determining dividend entitlements;

(o) ***Registrar*** means the Brambles Share Registrar from time to time;

(p) ***Rules*** means the rules of the Plan as varied from time to time in accordance with Clause 12;

(q) ***Share Register*** means the register of members of Brambles;

(r) ***Shareholder*** means a registered holder of Shares within the meaning of Brambles' Constitution;

(s) ***Shares*** means fully paid ordinary shares in the capital of Brambles;

(t) ***VWAP*** means the daily volume weighted average market price for all Shares sold on the ASX automated trading system (rounded to four decimal places), excluding Shares which are sold otherwise than in the ordinary course of trading (which include but are not limited to transactions defined in the ASX Market Rules as special crossings,

crossings prior to the commencement of the open session state, portfolio special crossings, equity combinations, crossings during overnight trading, overseas trades or trades pursuant to the exercise of options over Shares) and any other sales that the Directors determine should be excluded on the basis that they are not fairly reflective of genuine supply and demand;

(u) words importing the singular includes the plural and vice versa;

(v) the headings in these Rules are included for convenience only and will not affect the construction of these Rules; and

(w) references to clauses are to clauses of these Rules.

2. PARTICIPATION IN THE PLAN

(a) Participation in the Plan is subject to these Rules.

(b) Participation in the Plan is optional and not transferable.

(c) Any Shareholder can participate in the Plan, unless excluded under paragraph (d).

(d) (i) Without limiting sub-paragraphs (ii) and (iii), a Shareholder with a registered address outside Australia and New Zealand (or who is a "U.S. person", or who is acting for the account or benefit of a "U.S. person", to that extent, in each case as "U.S" person is defined in clause 16(b) of these Rules) is not permitted to participate in the Plan to the relevant extent unless and until the Directors, in their absolute discretion, determine that such participation will be made available to that Shareholder, whether or not the relevant Shareholder has received an invitation to participate in the Plan or has completed a DRP Application Form.

(ii) The Directors may on any occasion determine that the right to participate in the Plan is not available to a Shareholder having a registered address, or being resident in, a country or place where:

(A) in the absence of a prospectus, disclosure document, registration statement or other prerequisite, the offer of a right of election or participation would or might be unlawful; or

(B) in the opinion of the Directors, it would not be practicable to offer a right of election or participation.

(iii) If, in the opinion of the Directors, the issue of Shares under the Plan to, or the acquisition of Shares under the Plan by, a Participant or the holding of those Shares by a Participant may breach a provision of Brambles' Constitution or be contrary to the law of any country or place, may prejudice the effective operation of the Plan or is otherwise in the opinion of the Directors is not practicable, the Directors may:

(A) decline to issue or transfer those Shares;

(B) reduce the issue or transfer of those Shares on a proportionate basis; or

(C) reduce, suspend or terminate the participation of the Participant in the Plan.

(e) Participation in the Plan may, subject to these Rules, be varied or terminated by a Shareholder at any time in accordance with clause 9.

3. NOTICE OF ELECTION TO PARTICIPATE (ENTRY TO THE PLAN)

(a) A notice of election to participate in the Plan must be made on a DRP Application Form and in accordance with the instructions on it, and lodged with the Registrar.

(b) If a DRP Application Form is not received by Brambles by the Record Date for a particular dividend, the Shares the subject of the DRP Application Form will not participate in the Plan for that dividend, but will, subject to these Rules, participate in the Plan for all subsequent dividends while that DRP Application Form remains in force. A duly completed DRP Application Form is, subject to these Rules, effective upon receipt and acceptance by Brambles.

(c) A DRP Application Form remains in force unless varied by the Shareholder in accordance with clause 9, or until the participation of the Shareholder is terminated in accordance with clause 9 or otherwise in accordance with these Rules. Shares which are sold or otherwise transferred will cease to participate in the Plan upon the date of registration of the transfer or other instrument of disposal.

(d) Subject to clauses 4(f) and 4(g), the Directors may in their absolute discretion:

(i) determine that an improperly completed DRP Application Form is invalid and ineffective, and return the DRP Application Form to the relevant Shareholder; or

(ii) correct any error in, or omission from, a DRP Application Form.

(e) The Directors may in their absolute discretion accept or reject any DRP Application Form without being bound to give any reason for doing so.

(f) Brambles will record for each holding of Shares of each Participant particulars of:

(i) the name and address of the Participant; and

(ii) the number of Participating Shares held by the Participant from time to time,

and Brambles's records will be conclusive evidence of the matters so recorded.

4. **DEGREE OF PARTICIPATION**

(a) A Shareholder may participate in the Plan in respect of all the Shares registered in the Shareholder's name (***full participation***) or in respect of a specific number of Shares which is less than the total number of Shares registered in the Shareholder's name (***partial participation***).

(b) A Shareholder who is eligible and wishes to participate in the Plan must (subject to paragraphs (f) and (g)) specify on a DRP Application Form the degree to which the Shareholder wishes to participate in the Plan in accordance with the instructions on the DRP Application Form.

(c) Under full participation, all Shares registered in the Participant's name from time to time, including Plan Shares, will be Participating Shares.

(d) Under partial participation:

(i) only that number of Shares specified by the Participant in accordance with these Rules will be subject to the Plan; and

(ii) all other Shares then held by the Participant or subsequently acquired by the Participant, whether Plan Shares or otherwise, will not be subject to the Plan unless the Participant alters their participation in accordance with clause 9.

(e) If at the relevant Record Date the number of Shares held by the Participant is fewer than the number of Shares specified by the Participant in accordance with paragraph (d) and subject to paragraph (g), the number of Participating Shares for that Shareholder in respect of that dividend payment will be reduced to the lesser number of Shares.

(f) An executed DRP Application Form received by Brambles which does not indicate the degree of participation will, without notice to the Shareholder, be deemed to be an election for full participation and Brambles will not be liable to the Shareholder for any loss, damage or claim in respect of their participation as a result of the operation of this provision.

(g) An executed DRP Application Form received by Brambles which indicates a degree of participation which exceeds the number of Shares then held by the Shareholder will, without notice to the Shareholder, be deemed to be an election for full participation and Brambles will not be liable to the Shareholder for any loss, damage or claim in respect of their participation as a result of the operation of this provision.

(h) If a DRP Application Form purports to nominate a shareholding for both full participation and partial participation at the same time, the DRP Application Form will be invalid.

(i) Excluded Shares will not participate in the Plan.

(j) No responsibility will be taken by Brambles for transfers of Shares that are not entered on, or removed from, the Share Register prior to the relevant Record Date.

5. **OPERATION OF THE PLAN**

(a) Each dividend, which is payable to a Participant in respect of Participating Shares and is available for payment to the Participant, will be applied by Brambles on the Participant's behalf in subscribing for and/or acquiring Shares.

(b) The Directors will determine in their absolute discretion with respect to the operation of the Plan for any dividend whether to issue new Shares, or to procure the transfer of existing Shares, to a Participant, or to apply a combination of both these options, to satisfy the obligations of Brambles under the Plan.

(c) Brambles will establish and maintain a non-interest bearing Plan account for each Participant.

(d) Brambles will, in respect of each dividend payable to a Participant:

  (i) determine the amount of the dividend to be payable in respect of all their Participating Shares;

  (ii) determine the withholding payments (if any) deductible by Brambles in respect of the dividend payable in respect of the Participating Shares and any other amounts that Brambles is entitled to retain in respect of the Participating Shares;

  (iii) credit the amount in sub-paragraph (i) and debit any amount in sub-paragraph (ii) to the Participant's Plan account;

  (iv) determine the maximum whole number of Shares which may be issued or acquired under the Plan in accordance with clause 5(e);

  (v) on behalf of and in the name of the Participant, subscribe for or procure the transfer to the Participant of that number of Plan Shares determined in accordance with sub-paragraph (iv), and debit the Participant's Plan account with the total subscription price and/or acquisition amount (as the case may be) for that number of Shares; and

  (vi) retain in the Participant's Plan account (without interest) any cash balance remaining.

(e) The number of Plan Shares issued or transferred to a Participant in respect of a dividend payable to a Participant will be the next whole number below the value of the sum calculated by the formula:

$$\frac{D+R-W}{C}$$

Where:

D is the amount calculated in accordance with clause 5(d)(i);

R is the amount retained in the Participant's Plan account at the time the dividend is declared;

W is the amount calculated in accordance with clause 5(d)(ii); and

C is the price per Share at which Shares will be issued or transferred under the Plan, which will be an amount equal to the arithmetic average of the daily VWAP, during the Pricing Period less any discount determined by the Directors from time to time and announced to the ASX (rounded to the nearest cent). The price per share at which Shares will be issued or transferred under the Plan will be calculated by the Directors, or another suitable person nominated by the Directors, by reference to information the Directors approve from time to time. The determination of that price by the Directors or some other person nominated by the Directors will be binding on all Participants.

6. SHARES ISSUED OR TRANSFERRED UNDER THE PLAN

(a) Where the Directors determine to procure the transfer of existing Shares to a Participant under the Plan, the Shares may be acquired in the market in such manner as the Directors consider appropriate, and will be transferred to the Participant on, or as soon as practicable after, the relevant dividend payment date.

(b) Plan Shares issued under the Plan to a Participant will:

(i) be issued on, or as soon as practicable after, the relevant dividend payment date;

(ii) rank equally in all respects with existing Shares and will participate in all dividends subsequently declared in respect of Shares; and

(iii) be registered on a Share Register where the Participant already holds Shares. If the Participant holds Shares on more than one register (one of which is Brambles's principal Share Register), the Plan Shares will be registered on the principal Share Register unless and until the Participant requests otherwise.

(c) Brambles will apply promptly after issue for Plan Shares issued under the Plan to be admitted to quotation by ASX and any other stock exchanges on which Shares of Brambles are quoted.

7. NO COSTS TO PARTICIPANTS

No brokerage, commission or other transaction costs will be payable by Participants in respect of any issue or transfer to Participants of Plan Shares and no stamp or other duties will be payable by Participants in respect of the issue or transfer of Plan Shares to Participants under the Plan.

8. STATEMENT TO PARTICIPANTS

After each dividend payment date, Brambles will forward to each Participant a statement setting out the information below (and/or such other information as is considered to be appropriate by the Directors in their absolute discretion):

(a) the Participant's number of Participating Shares in respect of the dividend;

(b) the dividend paid on those Participating Shares, the extent to which the dividend is franked and unfranked, and the franking credit in respect of the dividend;

(c) the net dividend amount, taking into account the deduction of withholding payments (if any) (and any other amounts which Brambles is permitted to retain) and any amount in the Participant's Plan account at the time the dividend is declared (calculated in accordance with the formula in clause 5(e)), reinvested in additional Shares;

(d) the number of additional Shares issued or transferred to the Participant in respect of the dividend and the price at which they have been issued or transferred (as calculated in accordance with clause 5(e));

(e) any cash balance carried forward (in accordance with clause 5(d)(vi)); and

(f) the total Shares held by the Participant following reinvestment of the dividend,

as soon as practicable after issue or transfer.

9. VARIATION OR TERMINATION OF PARTICIPATION

(a) A Participant may, at any time after joining the Plan, give notice to the Registrar to:

(i) increase or decrease the number of their Participating Shares; or

(ii) terminate their participation in the Plan.

Such a notice must be made on a DRP Variation Form and in accordance with the instructions on it. However, to be effective for a dividend payment, a DRP Variation Form must be received by Brambles on or before the Record Date for that dividend. A duly completed DRP Variation Form, subject to these Rules, will be effective upon receipt and acceptance by Brambles.

(b) The Directors may in their absolute discretion:

(i) determine that an improperly completed DRP Variation Form is invalid and ineffective, and return the DRP Variation Form to the relevant Participant; or

(ii) correct any error in, or omission from, a DRP Variation Form.

(c) The Directors may in their absolute discretion accept or reject any DRP Variation Form without being bound to give any reason for doing so.

(d) If a Participant dies, participation in the Plan will be terminated upon receipt by Brambles of a notice of death from the Participant's legal personal representative, with such termination taking effect immediately before the next Record Date.

(e) If a Participant is declared bankrupt or is being wound up, participation in the Plan will terminate upon receipt by Brambles of a notification of bankruptcy or winding up from the Participant or their trustee in bankruptcy or the Participant's liquidator, with such termination taking effect immediately before the next Record Date.

(f) In the case of joint Participants, where one Participant dies, becomes bankrupt or is being wound up, the participation of the other Participant(s) in the Plan will terminate at the same time as that of the deceased or bankrupt or the Participant being wound up.

(g) Upon termination of participation in its entirety for whatever reason, Brambles will, unless otherwise directed, pay to the Participant or to the Participant's legal representative as appropriate the amount, if any, retained in the Participant's Plan account as at that date.

10. REDUCTION OR TERMINATION WHERE NO NOTICE IS GIVEN

(a) Where a Participant has elected for full participation and disposes of some, but not all, of the Participant's Shares, the remaining Shares held by the Participant will continue to

be Participating Shares.

(b) Where a Participant has elected for partial participation and disposes of some, but not all, of the Participant's Shares, the Shares disposed of will, to the extent possible, be deemed to be those Shares that are not Participating Shares. If the number of Shares disposed of exceeds the number of Shares that are not Participating Shares, the disposal will be deemed to include all of the Participant's Shares that are not Participating Shares, and the balance will be made up of Participating Shares, and the participant will be deemed to be a Participant with full participation in the Plan in respect of the remaining Participating Shares and any additional Shares issued or transferred under the Plan will not change the Participant's status as a fully participating Shareholder.

(c) Where a Participant's entire holding of Shares is disposed of, the Participating Shares will cease to participate in the Plan from the date of registration of the transfer or instrument of disposal and Brambles will pay to the Participant the amount (if any) to be paid in accordance with clause 9(g) to the Participant on termination of participation.

11. **NOTICES**

(a) DRP Notices of Election and DRP Notices of Variation, together with all other notices to Brambles under these Rules (in this clause 11, ***Notices***), must be in writing (or where Brambles so permits, in electronic form) and in such form as Brambles directs from time to time and sent to the address of the Registrar or such other address as is notified to Shareholders by Brambles from time to time, and will be effective upon receipt subject to:

(i) these Rules; and

(ii) in the case of DRP Notices of Election and DRP Notices of Variation, acceptance by Brambles.

(b) DRP Notices of Election and DRP Notices of Variation must be received by Brambles by the Record Date for a particular dividend to be effective for that dividend.

(c) A separate Notice must be given by a Shareholder in respect of each holding of Shares identified by a separate Shareholder Reference Number or Holder Identification Number.

(d) Where Shares are held jointly, all joint Shareholders must sign the Notice.

(e) A participant which is a corporation must execute a Notice under its common seal if required, under power of attorney or in such other manner as Brambles may from time to time determine (either generally or in particular instances).

(f) If a Notice is completed by an individual or a corporation under a power of attorney a certified copy of that power must accompany the completed Notice, unless such power has been previously noted by Brambles.

12. **MODIFICATION AND TERMINATION OF THE PLAN**

(a) The Directors may vary the Rules of the Plan as and when they consider it appropriate and may suspend or terminate the Plan when they consider it expedient. The Directors may give notice of a variation, suspension or termination in a manner and form as they consider appropriate.

(b) If the Plan is terminated, as soon as practicable after the termination date Brambles will send to Participants the amount (if any) to be sent in terms of clause 9(g) upon termination of their participation.

(c) The failure or accidental omission to give a variation form, suspension or termination or

the non-receipt of any notice by any Shareholder will not invalidate the variation, suspension or termination of the Plan with respect to that Shareholder or generally.

(d) Any suspension of the Plan will continue until such time as the Directors either resolve to recommence or to terminate the Plan. If the Plan is recommenced, then elections as to participation in respect of the previously suspended Plan will be valid and have full force and effect in accordance with these Rules for the purpose of the recommenced Plan.

13. TAXATION

Neither Brambles nor any of its officers, employees, representatives or agents:

(a) takes any responsibility or assumes any liability for, or as a consequence of, the tax liabilities of any person in connection with the Plan; or

(b) represents or warrants that any person will gain any taxation advantage or will not incur a taxation liability or disadvantage as a result of participation in the Plan.

14. ADMINISTRATION OF THE PLAN

The Plan will be administered by the Directors, who will have power to:

(a) determine appropriate procedures for administration of the Plan consistent with the provisions of these Rules;

(b) resolve conclusively all questions of fact or interpretation in connection with the Plan;

(c) waive strict compliance with any of the provisions of these Rules; and

(d) delegate to any one or more persons, for such period and upon such conditions as they may determine, the exercise of any of their powers or discretions arising under the Plan.

15. GENERAL

(a) The Plan will not apply to cases where in accordance with the Constitution of Brambles, or otherwise by law, the Directors are entitled to retain all or part of a dividend payment in respect of Shares which a Participant has nominated as participating in the Plan and over which Shares or dividend Brambles holds, or is entitled to hold, a charge or lien.

(b) Each holding of Shares which a Shareholder has from time to time will be regarded as separate for the purposes of the Plan and the Plan will operate as if each such holding were held by a separate person, unless the Directors determine otherwise. Consequently, a separate DRP Application Form must be delivered to Brambles in respect of each holding of Shares which a Shareholder wishes to nominate for full or partial participation, and the Shareholder will be treated as a separate Participant in respect of each holding of Shares nominated for participation (and a reference to Shares held or acquired by a Shareholder or Participant is a reference to Shares held or acquired in respect or on account of the relevant holding).

(c) The Plan and its operation and these Rules will be governed by the laws of the State of New South Wales.

(d) These Rules will be binding on each Participant and each person who applies to become a Participant.

(e) Neither Brambles nor any officer of Brambles will be liable or responsible to any Shareholder for any loss or any alleged loss or disadvantage incurred by a Shareholder as a result, directly or indirectly, of the establishment or operation of the Plan or

participation in the Plan or in relation to any advice given with respect to participation in the Plan.

16. REPRESENTATIONS, AGREEMENTS AND ACKNOWLEDGEMENTS

By applying to participate in the Plan in accordance with clause 3, a Shareholder:

(a) warrants that it is eligible to participate in the Plan in accordance with clause 3;

(b) represents and warrants that it is not a "U.S. person" or acting for the account or benefit of a "U.S. person". For purposes of this representation, "U.S. person" means: (i) any natural person resident in the United States; (ii) any partnership or corporation organised or incorporated under the laws of the United States, except for any agency or branch of a U.S. person located outside the United States if (A) the agency or branch operates for valid business reasons, and (B) the agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located; (iii) any estate of which any executor or administrator is a U.S. person, unless (A) an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate and (B) the estate is governed by foreign law; (iv) any trust of which any trustee is a U.S. person, unless (A) a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets and (B) no beneficiary of the trust is a U.S. person; (v) any agency or branch of a foreign entity located in the United States; (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person; (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organised, incorporated, or (if an individual) resident in the United States and held for the benefit of a U.S. person; and (viii) any partnership or corporation if: (A) organised or incorporated under the laws of any foreign jurisdiction, and (B) formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organised or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts. U.S. person does not include employee benefit plans established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country;

(c) authorises Brambles (and its officers and agents) to correct any error in, or omission from, its DRP Application Form or any DRP Variation Form;

(d) acknowledges that Brambles may at any time irrevocably determine that the Shareholder's DRP Application Form or DRP Variation Form is valid, in accordance with these Rules, even if the relevant notice is incomplete, contains errors or is otherwise defective;

(e) acknowledges that Brambles may reject any DRP Application Form or DRP Variation Form;

(f) consents to the establishment of a Plan account on its behalf;

(g) consents to any residual cash balance in the account as referred to in clause 5(d)(vi) remaining in that account as contemplated by these Rules;

(h) agrees that, where the Directors determine to procure the transfer of existing Shares to the Shareholder under the Plan, Brambles may appoint on behalf of the Shareholder, a stockbroker or other person nominated by Brambles as the Shareholder's agent to acquire Shares in the market (and for the avoidance of doubt, the Shareholder agrees to Brambles or the person nominated by Brambles taking all steps required to register the Shares in the Shareholder's name, including the execution of any transfers required);

(i) acknowledges that Brambles may arrange for the Plan to be fully or partially underwritten in respect of any one or more of the dividends payable by it;

(j) acknowledges that Brambles has not provided the Shareholder with investment advice or financial product advice and that neither Brambles nor any stockbroker or other person described in clause 16(h) is obliged to provide such advice to a Shareholder.

(k) appoints Brambles as the Shareholder's agent to receive any notices, including any Financial Services Guide (and any update of such document), that any stockbroker or other person described in clause 16(h) is required to provide under the Corporations Act 2001 (Cth). Any such document will be made available on Brambles' website (www.brambles.com); and

(l) unconditionally agrees to these Rules and agrees not to do any act or thing which would be contrary to the spirit, intention or purpose of the Plan or these Rules,

in each case, at all times until termination of the Shareholder's participation in the Plan.

17. NOTICES AND ANNOUNCEMENTS RELATING TO THE PLAN

(a) Any notice or announcement of Brambles in relation to the Plan may be effected in a manner and form as the Directors consider appropriate, including the following::

(i) by notice to the ASX, for release to the market; or

(ii) at the Director's discretion, by notice to Participants (or if Brambles so decides to all Shareholders) in accordance with the provisions regarding the giving of notice to Shareholders contained in the Constitution.

Any such notice may relate to the variation of these Rules, the suspension or termination of the Plan, any discount or any other matter under these Rules. It will be effective from the date as specified in the notice.

(b) Notwithstanding clause 17(a), Brambles may at any time, without the need for any notice:

(i) modify the Plan to comply with the Constitution of Brambles, the ASX Listing Rules, or any law; and

(ii) make minor amendments to the Plan where such amendments are of an administrative or procedural nature.

(c) The Directors may settle (in such manner as they think expedient) any difficulties, anomalies or disputes which may arise in connection with, or by reason of, the operation of the Plan, whether generally or in relation to any Shareholder or any Shares. Any determination of the Directors will be conclusive and binding on all Shareholders and other persons to whom the determination relates.

Level 40, Gateway Building
1 Macquarie Place
SYDNEY NSW 2000
AUSTRALIA

Brambles Limited

ABN 89 118 896 021

Brambles

DIVIDEND REINVESTMENT PLAN





KEY FEATURES OF THE BRAMBLES DIVIDEND REINVESTMENT PLAN

- Gives you flexibility to receive some or all of your dividends in the form of shares rather than cash.
- You will not pay any brokerage, commission or other transaction costs.
- Shares may be issued at a discount to market price.
- Participation in the Plan is optional – you may participate in full or in part and may vary or stop your participation at any time.
- Shares received under the Plan will rank equally with existing fully paid ordinary shares.

The Plan gives you a simple and cost effective way to increase your shareholding in Brambles over time.

If you wish to participate in the Plan for the 2009 interim dividend, the enclosed Dividend Reinvestment Plan Application form must be received by Brambles' Share Registry by 5 pm (Sydney time) on 19 March 2009.

You should read this leaflet and the Dividend Reinvestment Plan rules carefully, and obtain your own independent financial and tax advice before deciding whether to participate in the Plan.

You can obtain the full Plan rules in the "Investors and Media", "Dividend" section of the Brambles website at www.brambles.com or free of charge from Brambles' Share Registry, whose contact details are on page 4 of this leaflet.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles



Dear Shareholder

Dividend Reinvestment Plan

The Directors of Brambles Limited (**Brambles**) have established the Brambles Limited Dividend Reinvestment Plan (**Plan**).

The Plan enables you to receive some or all of your future dividends as ordinary Brambles shares instead of cash.

As all brokerage and associated costs are paid by Brambles, the Plan provides a cost effective means for you to increase your ownership in Brambles.

In addition, shares issued under the Plan may be issued at a discount to the market price. For the 2009 interim dividend, shares will be issued at a 2.5% discount to market price. The market price will be determined on the basis of the volume weighted average price of Brambles shares traded on the Australian Securities Exchange from 23 March 2009 to 3 April 2009 inclusive.

At this time, only shareholders whose registered address is in Australia or New Zealand are eligible to participate in the Plan. If you are a shareholder resident outside of Australia and New Zealand, you may not participate at this time. In addition, if you hold Brambles Crest Depository Interests (**CDI**), you are not able to participate in the Plan at this time in relation to your CDI holding, but of course if you also hold Brambles shares and are resident in Australia or New Zealand, you are eligible to participate in respect of those shares.

The Plan summary on pages 3 and 4 of this leaflet includes some questions and answers to help you understand the Plan. The full Plan rules are available in the "Investors and Media", "Dividend" section of the Brambles website at www.brambles.com or free of charge from Brambles' Share Registry - see the contact details on page 4 of this leaflet.

If you would like to participate in the Plan, you should complete the enclosed Dividend Reinvestment Plan Application form and send it to Brambles' Share Registry. **The form should be received by the Share Registry by 5 pm (Sydney time) on 19 March 2009 if you wish to participate in the Plan for the 2009 interim dividend.**

You should read this information carefully and obtain your own independent financial and tax advice before determining whether or not you should participate in the Plan.

Yours sincerely

Graham Kraehe AO
Chairman

BRAMBLES DIVIDEND REINVESTMENT PLAN SUMMARY

Set out below are some frequently asked questions about the Brambles Dividend Reinvestment Plan. Shareholders should read the rules of the Plan (see page 4 for details) and not rely on this summary. If there is any inconsistency in the rules of the Plan and the answers below, the rules of the Plan will prevail.

What is the Brambles Dividend Reinvestment Plan?

The Brambles Dividend Reinvestment Plan (**Plan**) allows you to elect to receive some or all of your dividends as shares in Brambles Limited (**Brambles**) instead of receiving cash. It is a simple and cost effective way to increase your shareholding in Brambles over time.

If you choose to participate in the Plan, the cash dividend you would normally receive will be used to fund the issue of new Brambles shares or to fund the acquisition on-market of existing Brambles shares, or a combination of both, at a price calculated in the manner described below. The Board has decided to only issue new Brambles shares at this stage and will inform shareholders of any change to this position.

Can I participate in the Plan?

You are eligible to participate in the Plan if you hold Brambles shares and your registered address is in Australia or New Zealand.

You may not participate in the Plan at this time if you hold Brambles shares and your registered address is outside of Australia or New Zealand.

Holders of Brambles CREST Depository Interests (CDI) may not elect for their CDIs to participate in the Plan at this time, regardless of the country in which they are resident. If you hold both CDIs and Brambles shares, providing your registered address for those shares is in Australia or New Zealand, you may participate in the Plan with respect to your Brambles shares but not with respect to your CDIs.

If you hold Brambles shares as a nominee for CDI holders, you are not able to participate in the Plan in relation to that holding.

What do I have to do to participate in the Plan?

If you would like to participate in the Plan, simply complete the enclosed Dividend Reinvestment Plan Application form and send it to Brambles' Share Registry in the enclosed reply paid envelope.

You can join the Plan at any time. If you wish to start participating for a particular dividend, Brambles' Share Registry must receive your Dividend Reinvestment Plan Application form before 5 pm (Sydney time) on the record date for that dividend.

For future dividends, any changes you want to make to your participation must be received by the Share Registry before 5 pm (Sydney time) on the record date for that dividend.

The record date for a dividend is the date used to identify shareholders entitled to receive the dividend. It normally occurs in March (for the interim dividend) and September (for the final dividend). The record date for specific dividends is posted on the "Investors and Media", "Dividend" section of the Brambles website at www.brambles.com.

What levels of participation are available?

If you would like to participate in the Plan, you can choose two options.

- Full participation – you can elect to have all of the Brambles shares you hold from time to time participate in the Plan. If you choose this option, all of your dividends will be received in Brambles shares rather than cash.
- Partial participation – you can elect to have some of your Brambles shares participate in the Plan. If you choose this option, the dividends on the shares you elect to participate in the Plan will be received in Brambles shares and the dividends on the balance of your shares will be received in cash.

What if I have more than one shareholding?

You will need to complete a separate Dividend Reinvestment Plan Application form for each shareholding registered under different names or for each shareholding that has a different shareholder registration number (called a HIN or SRN).

Do I need to do anything if I do not want to participate in the Plan?

No. If you wish to continue to receive your dividend in cash for all the Brambles shares you hold, you do not have to do anything.

Can I change my level of participation or cease participating in the Plan?

Yes. You can change your level of participation or stop your participation by completing a Dividend Reinvestment Plan Variation form. These forms can be obtained from Brambles' Share Registry (whose contact details are on page 4 of this leaflet) or from the "Investors and Media", "Dividend" section of the Brambles website at www.brambles.com. To be effective for a dividend payment, the Variation form must be received by Brambles' Share Registry by the record date for that dividend.

How are shares priced under the Plan?

The price of shares allocated under the Plan is calculated using the daily average of the volume weighted average market price for Brambles shares sold on the ASX automated trading system for a period of 10 trading days commencing on the second trading day after the record date (rounded to the nearest cent), less any discount that the Board may determine.

The Board can also decide to increase or decrease the number of trading days over which the price is calculated.

Full details of the pricing mechanism are set out the clause 5 of the Plan rules.

How many shares will I receive under the Plan?

The number of shares you will receive under the Plan is determined by dividing the cash dividend that would otherwise be payable to you by the share price calculated in the manner described above, rounded down to the nearest whole number. Any balance will be placed in a shareholder Plan account (which will be non-interest bearing) and added to the next dividend to which you would be entitled.

If you decide to stop participating in the Plan, any cash balance held in your Plan account will be paid to you as cash when the next dividend is paid.

Are the shares I receive under the Plan the same as my Brambles shares?

Yes. The Brambles shares you receive under the Plan will rank equally in all respects with existing Brambles shares, including participation in dividends.

How much will it cost to participate in the Plan?

Brambles will meet all brokerage, commission or other costs relating to the issue of shares under the Plan as well as the costs of administering the Plan.

When will I receive notification of my share allocation under the Plan?

As soon as practicable after a dividend payment date, you will receive a statement which will set out:

- The number of your Brambles shares participating in the Plan.
- The dividend paid on those shares.
- The cash balance in your Plan account at the time the dividend was paid.
- The number of shares issued to you under the Plan in relation to the dividend.
- The price at which those shares were issued.
- The total number of shares held by you.
- The new cash balance in your Plan account.

When can I sell the shares issued to me under the Plan?

There are no restrictions on when you can sell shares that you receive under the Plan.

Can I sell my shares which participate in the Plan?

Yes, you can sell your shares at any point in time, including shares you have received under the Plan. Shares that are sold will be removed from the Plan. Where you have chosen to partially participate in the Plan, and you elect to sell some of your shares, the shares sold will be taken to be shares which do not participate in the Plan.

What are the tax implications of participating in the Plan?

Australian Resident Shareholders

Where you reinvest a dividend in the form of a share under the Plan, that dividend will be treated for Australian tax purposes as if the dividend was received as cash. Any franking credit that would have been applicable to a cash dividend will also apply to a dividend reinvested under the Plan.

Shares issued under the Plan will generally be subject to capital gains tax on disposal, regardless of when the participating or underlying shares were originally purchased. For calculation purposes, the cost base for the Plan shares will be the amount of the dividend applied to acquire the Plan shares and the acquisition date will be the date that the Plan shares are issued to the shareholder.

New Zealand Resident Shareholders

Where you reinvest a dividend in the form of a share under the Plan, that dividend will be treated for New Zealand tax purposes as if the dividend was received as cash. For individuals and trusts other than unit trusts, the dividend is taxable when received and a tax credit is available for any Australian withholding tax deducted. For corporate and unit trust shareholders, the dividend will be subject to the Foreign Dividend Payments regime. This regime is, however, currently being reviewed by the New Zealand Government with a view to replacing it with an active income exemption regime.

Shares received under the Plan will generally not be subject to New Zealand tax upon sale unless the shareholder was considered to be a dealer or trader in shares, or if the shares were purchased for the purpose of disposal, or they were sold as part of a profit making scheme or undertaking entered into for the purpose of making a profit.

Seek Independent Advice

This summary of the tax position is general and does not take into account the personal circumstances of shareholders. You should not rely on this general summary but should obtain independent tax advice before you decide whether to participate in the Plan. Brambles takes no responsibility for the financial or taxation effects of your participation or non participation in the Plan.

Can the rules of the Plan be Changed?

The Brambles Board can change the Plan rules at any time. The Board also can decide to suspend or terminate the Plan if they consider it expedient to do so. Any change, suspension or termination will be communicated to participating shareholders in a manner which the Board considers appropriate.

Where can I get a copy of the Plan rules or further information about the Plan?

You can obtain further information about the operation of the Plan and a copy of the Plan rules from Brambles' Share Registry at:

Link Market Services Limited
Email: registrars@linkmarketservices.com.au
Telephone within Australia: 1300 883 073
Telephone outside Australia: +61 2 8280 7143

82-5205

Brambles

Brambles Limited
ABN 89 118 896 021

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: 1300 883 073
From outside Australia: +61 2 8280 7143
Facsimile: (02) 9287 0303
ASX Code: BXB
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

X999999999

A DIVIDEND REINVESTMENT PLAN APPLICATION

Please use a BLACK pen. Print CAPITAL letters inside the shaded areas. A B C 1 2 3 **Where a choice is required, mark the box with an 'X'** X

If you wish to have your dividend payments reinvested under the rules of the Dividend Reinvestment Plan ("Plan"), please complete this form and send it to the Registry at the above address, fax number or email address.

I/We being the above named holder of registered securities wish to participate in the Plan as indicated below.

I/We authorise the application of the payment to me/us with respect to the number of securities participating in the Plan at the price determined under, and subject to the rules of the Plan.

I/We hereby agree to be bound by the rules of the Plan in subscribing for additional securities.

I/We acknowledge that I/we may vary or cancel my/our participation in the Plan, in accordance with the rules of the Plan. This will cancel any earlier Plan instructions and take priority over any direct credit instructions.

Degree of Participation (cross appropriate box):

☐ **FULL PARTICIPATION** – Including any further acquisitions

or

☐ **PARTIAL PARTICIPATION** – Please specify the number of securities to participate in the Plan

B SIGNATURE(S) OF SECURITYHOLDER(S) – THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	Date ____/____/____

Signing Instructions: This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cth) (or for New Zealand companies, the *Companies Act 1993*).

Privacy Clause: Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the above address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

BXB DRP128

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

19 February 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 49,335 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	49,335
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	49,335 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 February 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,384,987,275	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,902,484	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 February 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

24 February 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles Limited – Background Information

We enclose the Background Information included with Brambles' 2009 half-year results released to the market on 16 February 2009, supplemented with additional information relating to Average Capital Invested, Return on Capital Invested and Brambles Value Added.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{RNG 00048756}

Brambles

Background information

US$ million Actual fx rates	1H09	1H08	2H08	FY08
Sales				
CHEP Americas	792.5	776.4	804.9	1,581.3
CHEP EMEA	761.0	790.8	851.3	1,642.1
CHEP Asia-Pacific	166.6	185.3	201.6	386.9
Total CHEP	1,720.1	1,752.5	1,857.8	3,610.3
Recall	353.1	357.7	390.6	748.3
Total Brambles	2,073.2	2,110.2	2,248.4	4,358.6
Underlying profit				
CHEP Americas	233.3	227.7	256.1	483.8
CHEP EMEA	170.9	189.8	206.7	396.5
CHEP Asia-Pacific	28.9	45.6	50.3	95.9
Total CHEP	433.1	463.1	513.1	976.2
Recall	50.5	52.2	70.2	122.4
Total Brambles (including HQ)	469.3	497.3	574.6	1,071.9
Underlying profit margin				
CHEP Americas	29%	29%	32%	31%
CHEP EMEA	22%	24%	24%	24%
CHEP Asia-Pacific	17%	25%	25%	25%
Total CHEP	25%	26%	28%	27%
Recall	14%	15%	18%	16%
Total Brambles (including HQ)	23%	24%	26%	25%
Average capital invested [1]				
CHEP Americas	1,625.5	1,446.5	1,570.3	1,508.4
CHEP EMEA	1,493.9	1,519.5	1,643.1	1,581.3
CHEP Asia-Pacific	314.6	290.3	332.1	311.2
Total CHEP	3,434.0	3,256.3	3,545.5	3,400.9
Recall	925.6	952.6	991.0	971.8
Total Brambles (including HQ)	4,293.2	4,112.6	4,449.0	4,280.8
Return on capital invested (annualised) (based on Underlying profit) [2]				
CHEP Americas	29%	31%	33%	32%
CHEP EMEA	23%	25%	25%	25%
CHEP Asia-Pacific	18%	31%	30%	31%
Total CHEP	25%	28%	29%	29%
Recall	11%	11%	14%	13%
Total Brambles (including HQ)	22%	24%	26%	25%

[1] In calculating average capital invested, adjustment has been made for accumulated pre-tax Significant items. Previously, adjustment was made for accumulated pre-tax Special items. FY08 data has been updated accordingly, with immaterial impact.

[2] Previously, return on capital invested was calculated using Comparable operating profit, which was profit before Special items, finance costs and tax.

Brambles

Background information - *continued*

US$ million Actual fx rates	1H09	1H08	2H08	FY08
Cash flow from operations				
CHEP Americas	116.9	175.2	190.0	365.2
CHEP EMEA	137.1	57.4	238.7	296.1
CHEP Asia-Pacific	(22.8)	30.2	27.8	58.0
Total CHEP	231.2	262.8	456.5	719.3
Recall	22.0	37.5	90.2	127.7
Total Brambles (including HQ)	220.8	265.7	544.3	810.0
Capital expenditure on property, plant & equipment (accruals basis)				
CHEP Americas	156.7	160.1	177.3	337.4
CHEP EMEA	136.0	208.1	145.1	353.2
CHEP Asia-Pacific	62.9	41.6	62.1	103.7
Total CHEP	355.6	409.8	384.5	794.3
Recall	21.1	23.3	31.2	54.5
Total Brambles (including HQ)	377.0	433.2	416.0	849.2
Depreciation of property, plant & equipment				
CHEP Americas	82.9	77.9	82.3	160.2
CHEP EMEA	83.2	85.7	91.6	177.3
CHEP Asia-Pacific	17.1	20.7	21.7	42.4
Total CHEP	183.2	184.3	195.6	379.9
Recall	16.2	16.6	17.1	33.7
Total Brambles (including HQ)	199.5	201.0	213.0	414.0
Capex/depreciation ratio				
CHEP Americas	1.9x	2.1x	2.2x	2.1x
CHEP EMEA	1.6x	2.4x	1.6x	2.0x
CHEP Asia-Pacific	3.7x	2.0x	2.9x	2.4x
Total CHEP	1.9x	2.2x	2.0x	2.1x
Recall	1.3x	1.4x	1.8x	1.6x
Total Brambles (including HQ)	1.9x	2.2x	2.0x	2.1x
Pallet numbers				
CHEP Americas	104	100		101
CHEP EMEA	136	133		132
CHEP Asia-Pacific	18	16		18
Total CHEP	258	249		251
BVA [3]				
CHEP Americas	90	142	133	275
CHEP EMEA	91	99	108	207
CHEP Asia-Pacific	15	31	31	62
Total CHEP	196	272	272	544
Recall	(7)	(4)	9	5
Total Brambles (including HQ)	177	255	277	532

[3] At fixed June 2008 exchange rates

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To **Brambles Limited (BXB)**
ACN/ARSN **000 129 868**

1. Details of substantial holder

Name **Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on 23 February 2009

The previous notice was given to the company on 16 May 2007

The previous notice was dated 16 May 2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
23/02/09	Barclays Group *see Annexure A*	Reduction in voting power	Average price $8.127	Ordinary (18,675,886)	(1.13)%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43,225 George Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

25 February 2009
Date

This is "Annexure A" of 1 page referred to in Form 605 Notice of ceasing to be a substantial holder

Relevant interest in Brambles Limited (BXB) held by members of the Barclays Group.

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Japan Ltd
Barclays Global Investors Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Bank Trust Company Ltd
Gerrard Investment Management Ltd
Gerrard Investment Management Ltd
Barclays Global Investors, N.A.
Barclays Global Fund Advisors
Barclays Capital Securities Ltd
Barclays Global Investors Canada Ltd
Barclays Global Investors Australia Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in BXB for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in BXB was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in BXB.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the Barclays Group.

Company Secretary
Barclays Global Investors Australia

25 February 2009
Date

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

25 February 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 1,753 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,753
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,753 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 February 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,384,989,028	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,900,731	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 February 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

26 February 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 4,760 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,760
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,760 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 February 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,384,993,788	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,895,971	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 February 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

82-5205

Australian Securities & Investments Commission

SEC Mail Processing Section

MAR 05 2009

Washington, DC
111

11/02/09

SENDER TO KEEP
DL4706788

LIFT & PEEL

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
89 118 896 021

Corporate key
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT NIES GERRARD

Capacity
☐ Director
☒ Company secretary

Signature
R Gerrard

Date signed
10/02/09
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	See Annexure "A" of 1 page		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

16/01/09

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Robert Gerrard
Secretary

10/02/2009

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share $	Amount unpaid per share $
ORD	1,661	7.17	0.00
ORD	886	0.00	0.00
ORD	1,070	6.97	0.00
ORD	71,715	6.70	0.00
ORD	4,715	6.69	0.00
ORD	5000	6.57	0.00

Australian Securities & Investments Commission

SENDER TO KEEP
LIFT & PEEL
DL0743041

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address	B1 Cease company officeholder	C1 Cancellation of shares
A2 Change of name - officeholders or members	B2 Appoint company officeholder	C2 Issue of shares
A3 Change - ultimate holding company	B3 Special purpose company	C3 Change to share structure
		C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
89 118 896 021

Corporate key
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT NIES GERRARD

Capacity
☐ Director
☒ Company secretary

Signature
R. Gerrard

Date signed
1 3 / 0 1 / 0 9
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	28,980	$4.74	$0.00
ORD	2,550	$7.30	$0.00
ORD	32,515	$7.17	$0.00
ORD	14,308	$4.74	$0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 3 / 1 2 / 0 8

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

82-5205

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Presentation to Analysts
Released	07:00 16-Feb-09
Number	3531N07

RNS Number : 3531N
Brambles Limited
16 February 2009

Brambles Limited
Company Number: 118 896 021

16 February 2009

BRAMBLES - PRESENTATION TO ANALYSTS

A copy of the slides presented by Brambles' Chief Executive Officer, Mr Michael Ihlein, and Chief Financial Officer, Ms Liz Doherty, at an analyst presentation held in Sydney earlier today is available on the Brambles' website at www.brambles.com.

The presentation was webcast and this is also available on the Brambles website.

Robert Gerrard
Company Secretary

82-5205

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-5205

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Dividend Reinvestment Plan
Released	07:00 17-Feb-09
Number	4164N07

RNS Number : 4164N
Brambles Limited
17 February 2009

Brambles Limited
Company Number: 118 896 021

17 February 2009

Brambles Limited Dividend Reinvestment Plan (DRP)

The Brambles Board has implemented the DRP for the interim dividend payable on 9 April 2009. At this time, only shareholders whose registered address is in Australia or New Zealand are eligible to participate in the DRP. In addition, holders of CREST Depository Interests (CDIs) are not eligible to participate in the plan in relation to their CDI holdings.

The Board has set the price to calculate the number of shares to be allotted under the Plan as the arithmetic average of the daily volume weighted average market price of all Brambles shares sold on the ASX in the ordinary course of trading on the ASX during the 10 trading days starting on 23 March 2009, less a discount of 2.5%.

Shareholders whose registered address is in Australia or New Zealand will shortly receive further information on the Plan and an application form. A copy of the Plan rules, summary leaflet and application form are also available at the "Investors and Media", "Dividends" section of Brambles website at www.brambles.com.

Robert Gerrard
Group Company Secretary

82-5205

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-5205

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Holding(s) in Company
Released	07:00 26-Feb-09
Number	9119N07

RNS Number : 9119N
Brambles Limited
26 February 2009

Brambles Limited
Company Number: 118 896 021

On 26 February 2009, Barclays Global Investors Australia Limited, on behalf of the Barclays Group, notified the Australian Securities Exchange that its shareholding in Brambles Limited has decreased from 6.04% (86,819,740) to below 5%. Barclays Group ceased to be a substantial holder on 23 February 2009.

Robert Gerrard
Company Secretary

26 February 2009

END

82-5205

HOLDGGZZKVFGLZG

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